UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with its exhibits and annexes, this “Schedule 14D-9”) relates is S1 Corporation, a Delaware corporation (“S1” or the “Company”). The principal executive offices of S1 are located at 705 Westech Drive, Norcross, Georgia 30092. The telephone number of the principal executive offices of S1 is (404) 923-3500. S1’s website is www.s1.com. The information on S1’s website should not be considered part of this Schedule 14D-9.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is S1’s common stock, par value $0.01 per share (the “S1 Common Stock”). As of September 8, 2011, there were 54,869,793 shares of S1 Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

S1 is the person filing this Schedule 14D-9. S1’s name, business address and business telephone number are set forth in Item 1(a).

(b)	Exchange Offer

This Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 Common Stock for, at an S1 stockholder’s election, 0.2800 shares of ACI common stock, par value $0.005 per share (“ACI Shares”), or $10.00 in cash (less applicable withholding taxes and without interest), which we refer to as the offer price. The offer price is subject to the proration procedures set forth in the Prospectus/Offer to Exchange, dated August 30, 2011 (the “Prospectus/Offer to Exchange”), filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(1)(A) to the Tender Offer Statement Under Section 14(d)(1) of the Securities Exchange Act of 1934 (the “Schedule TO”), and the related Letter of Election and Transmittal (“Election and Transmittal Letter”), filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO.

As disclosed in the Prospectus/Offer to Exchange, the $10.00 per share cash consideration will have a value greater than the 0.2800 per share stock consideration if the market price of ACI Shares is less than $35.70 per share (ACI’s market price has not exceeded this level since August 1, 2011 and closed at $26.91 on September 12, 2011). Additionally, if more than 62.0% of the outstanding shares of S1 Common Stock elect to receive cash, the proration procedures will result in some of those shares receiving ACI Shares. If more than 38.0% of the outstanding shares of S1 Common Stock elect to receive stock, the proration procedures will result in some of those shares receiving cash. Based on the closing price of $26.91 for ACI Shares on September 12, 2011 and assuming the 62.0% cash consideration and the 38.0% stock consideration were allocated pro rata among all shares of S1 Common Stock (which we refer to herein as “full proration”), the blended value of the cash-stock consideration as of the close of trading on September 12, 2011 was $9.06 for each share of S1 Common Stock.

The detailed terms and conditions of the offer are set forth in the Prospectus/Offer to Exchange and the Election and Transmittal Letter (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Exchange Offer”).

The Prospectus/Offer to Exchange states that the Exchange Offer will expire at 5:00 p.m. Eastern Time, on Wednesday, September 28, 2011 (the “Expiration Time”), unless Antelope extends the Exchange Offer, and that shares of S1 Common Stock exchanged pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Time, but not during any subsequent offering period.

The Prospectus/Offer to Exchange states that the purpose of the Exchange Offer is to allow ACI, through Antelope, to acquire all of the issued and outstanding shares of S1 Common Stock and that in connection with the consummation of the Exchange Offer, and subject to applicable law, ACI currently expects to replace S1’s existing board of directors or increase the size of S1’s board of directors and elect ACI nominees who would in the aggregate constitute a majority of the members of S1’s board of directors.

The Prospectus/Offer to Exchange states that Antelope and ACI intend, as promptly as possible after completion of the Exchange Offer, to consummate a merger of S1 with and into Antelope (the “Second-Step Merger”) pursuant to the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and that the purpose of the Second-Step Merger would be to allow ACI, through Antelope, to acquire all outstanding shares of S1 Common Stock that are not acquired in the Exchange Offer. The Prospectus/Offer to Exchange states that in the Second-Step Merger, each share of S1 Common Stock not exchanged in the Exchange Offer (other than shares held in treasury by S1 and shares held by S1 stockholders who properly exercise applicable appraisal rights under Delaware law) would be cancelled and exchanged for $6.20 in cash, without interest, and 0.1064 of an ACI share and that after this Second-Step Merger, ACI would own, through Antelope, all of the issued and outstanding shares of S1 Common Stock.

The foregoing summary of the Exchange Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange and the Election and Transmittal Letter.

The Schedule TO states that the principal executive offices of Antelope and ACI are located at 6600 Coventry Drive, Elkhorn, Nebraska 68022 and that the telephone number of Antelope and ACI is (402) 778-2183.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in Exhibits to this Schedule 14D-9, or in the excerpts of the Company’s 2011 Definitive Proxy Statement, filed with the Securities and Exchange Commission (“SEC”) on April 8, 2011 and incorporated by reference into this Item 3 (the “2011 Proxy Statement”), as of the date of this Schedule 14D-9, to the knowledge of S1, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates, or (ii) any of Antelope, ACI or their respective executive officers, directors or affiliates.

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

In considering the Company’s board of directors’ recommendations with respect to the Exchange Offer, you should be aware that the Company’s executive officers and directors might have interests in the Exchange Offer that may be different from, or in addition to, the interests of the Company’s stockholders generally. These additional interests are described below. The Company’s board of directors was aware of these interests and considered them, among other matters, when it determined to recommend that S1 stockholders NOT tender their shares in the Exchange Offer.

Vesting of Equity Awards.  Executive officers and directors holding equity awards under the S1 Corporation 2003 Stock Incentive Plan, as Amended and Restated Effective February 26, 2008 (the “Stock Incentive Plan”) would receive compensation or accelerated vesting of their equity awards under the Stock Incentive Plan in connection with the Exchange Offer. Pursuant to the Stock Incentive Plan all outstanding equity awards are subject to accelerated vesting or payment of compensation upon the occurrence of a “corporate transaction” (as defined under the Stock Incentive Plan). The Exchange Offer would be a corporate transaction for purposes of the Stock Incentive Plan. Options and stock appreciation rights will either (i) become immediately exercisable fifteen (15) days prior to the scheduled consummation of the corporate transaction and remain exercisable for a period of fifteen (15) days or (ii) be cancelled in exchange for a payment equal to the product of the number of shares subject to the award multiplied by the positive difference, if any, in the value between the offer price and the per share exercise price. All outstanding shares of restricted stock will either (i) become vested and all restrictions will lapse immediately prior to the occurrence of the corporate transaction or (ii) be cancelled in exchange for a payment equal to the price per share paid to holders of shares of stock in the corporate transaction. Whether options, stock appreciation rights and shares of restricted stock are cancelled is at the sole discretion of the Company’s board of directors.

Potential Change in Control Payments to Executive Officers.  Pursuant to the terms of agreements with Johann Dreyer — Chief Executive Officer, Paul Parrish — Chief Financial Officer, Greg Orenstein — Senior Vice President Corporate Development, Chief Legal Officer and Secretary, Jan Kruger — President of the Company’s global large financial institutions business, Pierre Naude — President of the Company’s U.S. branch and community financial business, and Francois van Schoor — President of the Company’s global payments business, each of these executives is entitled to compensation in case of, among other things, termination by the Company within two years after a “change in control” without “cause” or by the executive with “good reason,” each referred to as a qualifying termination. The Exchange Offer would constitute a “change in control” for purposes of these agreements. Each of Messrs. Dreyer, Parrish, Orenstein, Kruger, Naude and van Schoor will not receive the compensation described below unless his employment with the Company is terminated by the Company without cause or by the executive with good reason within two years after the consummation of the Exchange Offer.

A summary of the terms “cause” and “good reason” follows:

•	“Cause” means:

•	the conviction of a felony, indictment by a grand jury (with respect to Messrs. Parrish, Kruger, Naude and van Schoor), or a crime involving moral turpitude (excluding a traffic violation not involving any period of incarceration) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of, the Company or any of its subsidiaries or any of their customers or suppliers;

•	conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute that causes substantial and material injury to the business and operations of the Company or such subsidiary;

•	substantial and repeated failure to perform duties of the office held by the executive as reasonably directed by the Company (other than any such failure resulting from the executive’s incapacity due to injury or illness);

•	gross negligence or willful misconduct with respect to the Company or any of its subsidiaries that causes substantial and material injury to the business and operations of the Company or such subsidiary; or

•	any material breach of the executive’s Confidentiality, Non-Disclosure and Non-Solicitation Agreement with the Company.

•	“Good Reason” means:

•	any requirement by the Company, without the written consent of the executive, that the executive relocate to a place more than 50 miles from Norcross, Georgia to perform his duties;

•	with respect to Messrs. Parrish, Kruger, Naude and van Schoor, a material reduction or change, without the written consent of the executive, in the executive’s reporting, duties and/or job title that also results in a reduction in the executive’s base salary or annual bonus potential; or

•	with respect to Messrs. Dreyer and Orenstein, a material reduction, without his written consent, in the scope of his duties including, without limitation, any transaction that results in the executive reporting to anyone in a position having less authority than the person to whom he reported immediately before such transaction and, in the event the Company is not the parent corporation of any controlled group of which the Company is a member, the failure to offer the executive a position with such parent corporation involving the same or substantially equivalent duties;

provided that in each of the circumstances set forth in the three immediately preceding bullet points (i) the executive provides written notice to the Company of such action, (ii) the Company does not remedy such action within thirty (30) days, and (iii) the executive resigns within thirty (30) days following the Company’s failure to remedy such action.

Johann Dreyer.  If, within two years after a change in control the Company terminates Mr. Dreyer’s employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Salary continuation for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average variable cash incentives paid over the previous three years; and

•	Full vesting of all equity awards.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Dreyer would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Dreyer can receive without causing any payment to be considered a parachute payment.

Assuming that the Exchange Offer is consummated on September 28, 2011 and Mr. Dreyer experiences a qualifying termination of employment as of that date, he would be entitled to receive approximately $624,194 in cash and benefits under the terms of his agreement with the Company.

Paul M. Parrish.  The agreement between the Company and Mr. Parrish provides that if, within two years after a change in control, the Company terminates his employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Salary continuation for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average variable cash incentives paid over the previous three years; and

•	Full vesting of all equity awards.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Parrish would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Parrish can receive without causing any payment to be considered a parachute payment.

Assuming that the Exchange Offer is consummated on September 28, 2011 and Mr. Parrish experiences a qualifying termination of employment as of that date, he would be entitled to receive approximately $413,081, in cash and benefits under the terms of his agreement with the Company.

Gregory D. Orenstein.  The agreement between the Company and Mr. Orenstein provides that if, within two years after a change in control, the Company terminates his employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Salary continuation for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average variable cash incentives paid over the previous three years; and

•	Full vesting of all equity awards.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Orenstein would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Orenstein can receive without causing any payment to be considered a parachute payment.

Assuming that the Exchange Offer is consummated on September 28, 2011 and Mr. Orenstein experiences a qualifying termination of employment as of that date, he would be entitled to receive approximately $340,438 in cash and benefits under the terms of his agreement with the Company.

Jan Kruger.  The agreement between the Company and Mr. Kruger provides that if, within two years after a change in control, the Company terminates his employment without cause or he terminates his employment for good reason, he will be entitled to receive the severance and other benefits described below:

•	Salary continuation for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination;

•	Reimbursement of COBRA premiums for one year;

•	A cash payment equal to the average variable cash incentives paid over the previous three years;

•	Reimbursement of up to $100,000 for relocation expenses if required to leave the United States as a result of termination; and

•	Full vesting of all equity awards.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Mr. Kruger would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Mr. Kruger can receive without causing any payment to be considered a parachute payment.

Assuming that the Exchange Offer is consummated on September 28, 2011 and Mr. Kruger experiences a qualifying termination of employment as of that date, he would be entitled to receive approximately $534,828 in cash and benefits under the terms of his agreement with the Company.

Pierre Naude and Francois van Schoor.  The agreements between the Company and each of Messrs. Naude and van Schoor provide that if, within two years after a change in control, the Company terminates the executive’s employment without cause or the executive terminates his employment for good reason, the executive will be entitled to receive the severance and other benefits described below:

•	Salary continuation for one year;

•	A pro rata portion of the annual bonus that would have been payable for the calendar year of termination;

•	Reimbursement of COBRA premiums for one year; and

•	Full vesting of all equity awards.

In the event the above payments and benefits constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by Messrs. Naude or van Schoor, respectively, would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment, then the total amount of such payments and benefits will be reduced to the maximum after-tax amount that Messrs. Naude or van Schoor, respectively, can receive without causing any payment to be considered a parachute payment.

Assuming that the Exchange Offer is consummated on September 28, 2011 and Messrs. Naude and van Schoor experience qualifying terminations of employment as of that date, each of Messrs. Naude and van Schoor would be entitled to receive approximately $268,786 in cash and benefits under the terms of each agreement with the Company.

Effect of the Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers

Consideration Payable Pursuant to the Exchange Offer.  If the Company’s directors and executive officers were to exchange any shares of S1 Common Stock that they beneficially own pursuant to the Exchange Offer, they would receive the offer price, subject to proration, on the same terms and subject to the same conditions as the Company’s other stockholders. As of September 8, 2011, the Company’s directors and executive officers, as a group, beneficially owned an aggregate of 1,138,310 shares of S1 Common Stock (excluding for this purpose shares of S1 Common Stock underlying option rights, which are set forth in the table below, but including shares of S1 Common Stock issuable in connection with unvested restricted stock units). If the Company’s directors and executive officers were to exchange all such shares of S1 Common Stock pursuant to the Exchange Offer and all such shares were accepted for exchange, such directors and executive officers would receive, assuming that they elected to receive cash and full proration, an aggregate of approximately $10.4 million in cash and 121,109 ACI Shares, plus cash in lieu of any fractional shares. The beneficial ownership of each director and executive officer is further described under the caption “Security Ownership of Certain Beneficial Owners and Management — Stock Owned by Management and Directors” in Annex A attached to this Schedule 14D-9.

As of September 8, 2011, the Company’s directors and executive officers, as a group, held options to purchase an aggregate of 2,883,052 shares of S1 Common Stock, with exercise prices ranging from $3.57 to $15.29 and an aggregate weighted average exercise price of $5.89 per share, of which 2,416,468 rights were vested and exercisable. The following table summarizes, with respect to each director and executive officer, the positive difference in the value between the offer price and the per share exercise price (the “Spread Value”) of the option rights. For purposes of determining the Spread Value, an election for cash was assumed and the stock component of the offer price was converted into a cash value by reference to the closing price for one ACI Share on September 8, 2011 and this amount was then added to the per share cash component of the offer price, assuming full proration.

	S1 Shares	Total Spread	S1 Shares Underlying	Total Spread Value
	Underlying Vested	Value (Vested	Unvested Option	(Unvested Option
Name	Option Rights (#)	Option Rights)	Rights (#)	Rights)

John W. Spiegel	121,000	$364,650	—	$—
Ram Gupta	66,000	175,750	—	—
M. Douglas Ivester	136,000	502,550	—	—
Thomas P. Johnson, Jr.	66,000	175,750	—	—
Gregory J. Owens	131,000	423,250	—	—
Edward Terino	51,000	111,700	—	—
Johann Dreyer	1,036,855	3,641,406	168,334	482,801
Paul M. Parrish	26,250	67,475	53,750	152,175
Jan Kruger	199,529	698,592	68,750	191,575
Pierre Naude	198,664	829,426	57,750	165,765
Francois van Schoor	153,127	553,350	60,250	172,640
Gregory D. Orenstein	231,043	651,411	57,750	165,765

The following table summarizes, with respect to each S1 director and executive officer, the aggregate cash consideration and number of shares of ACI common stock that would be payable, based on the offer price, in respect of the restricted stock units held by such person that were unvested as of September 8, 2011. The table assumes an election for cash by each director and executive officer and that the stock component of the offer price was converted into a cash value by reference to the closing price for one ACI Share on September 8, 2011 and this amount was then added to the per share cash component of the offer price, assuming full proration.

	Unvested Restricted	Aggregate Cash	Shares of ACI
Name	Stock Units (#)	Consideration	Common Stock (#)(1)

John W. Spiegel	—	$—	—
Ram Gupta	—	—	—
M. Douglas Ivester	—	—	—
Thomas P. Johnson, Jr.	—	—	—
Gregory J. Owens	—	—	—
Edward Terino	—	—	—
Johann Dreyer	126,667	1,156,470	13,477
Paul M. Parrish	90,383	825,197	9,616
Jan Kruger	48,750	445,088	5,187
Pierre Naude	39,750	362,918	4,229
Francois van Schoor	40,750	372,048	4,335
Gregory D. Orenstein	39,750	362,918	4,229

(1)	Share numbers exclude fractional shares.

Indemnification

Section 145 of the Delaware General Corporation Law, or the DGCL, permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he or she is or was an officer or director of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, in which case court approval must be sought for indemnification. In addition, Section 145 permits the Company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. The statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. The statute provides that it is not exclusive of other indemnification that may be granted by the Company’s bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and the Company has purchased such insurance.

Section six of the Company’s amended and restated certificate of incorporation, as amended, requires indemnification to the fullest extent permitted under the DGCL, of any person who was or is a party to or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service as a director or officer of the Company, or at the request of the Company, as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The provisions require the Company to indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

The Company may indemnify to the same extent any person who was or is a party to or is threatened to be made a party to any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Company, or is or was serving at the request of the

Company as an employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The provisions permit the Company to indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

Section six also states that the Company may advance expenses (including attorneys’ fees) incurred by a director or officer in advance of the final disposition of such action, suit or proceeding upon the receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to indemnification. The Company may advance such expenses incurred by an employee or agent under such terms and conditions, if any, as the board of directors deems appropriate.

The Company is party to indemnification agreements with each of its directors and its executive officers. Under the terms of these agreements, the Company shall indemnify each such person against claims arising from their service as a director or officer of the Company, or at the request of the Company, as a director or officer of another entity. The indemnification agreements also permit the Company to advance expenses incurred by such persons prior to a final disposition of such claims, upon agreement to repay the Company if it shall ultimately be determined that such person is not entitled to indemnification.

Relationship with ACI

Based solely upon the disclosures by ACI in the Prospectus/Offer to Exchange, and as of August 30, 2011, ACI owned 1,107,000 shares of S1 Common Stock, representing approximately 2% of S1 Common Stock outstanding as of September 8, 2011.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation

S1’s board of directors, after thorough consideration of the Exchange Offer and consultation with legal counsel and financial advisors and based upon the terms and conditions of the Exchange Offer, UNANIMOUSLY RECOMMENDS THAT S1’S STOCKHOLDERS REJECT THE EXCHANGE OFFER AND NOT TENDER THEIR SHARES OF S1 COMMON STOCK TO ANTELOPE PURSUANT TO THE EXCHANGE OFFER. See “Reasons for the Recommendation of S1’s Board” below for further details.

If you have tendered your shares of S1 Common Stock, you can withdraw them. For assistance in withdrawing your shares of S1 Common Stock, you can contact your broker, dealer, commercial bank of trust company or the Company’s solicitation agent, at the address below.

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885

(b)	Reasons

Background of the Offer

On August 30, 2010, Mr. Johann Dreyer, the Company’s Chief Executive Officer, met with the chief executive officer of ACI at the request of ACI’s chief executive officer. During that meeting, ACI’s chief executive officer expressed an interest in potentially acquiring the Company. On September 30, 2010, members of the Company’s senior management met with members of the senior management of ACI, at ACI’s request, to discuss ACI’s interest in acquiring the Company. Pursuant to the authorization of the Company’s board of directors, from time to time between October 2010 and February 2011, certain of the Company’s senior managers, representatives of the Company’s financial advisor, Raymond James & Associates, Inc., hereafter Raymond James, and representatives of the Company’s external legal counsel, Hogan Lovells US LLP, hereafter Hogan Lovells, held additional discussions with members of ACI’s senior management team and advisors concerning a possible transaction. During this time, the Company’s senior managers and representatives of Raymond James and Hogan Lovells periodically updated the Company’s board of directors as to the status of such discussions and the board members considered, among other things and in light of such discussions and their fiduciary responsibilities, as presented to them by representatives of Hogan Lovells, the likelihood of consummating a transaction with ACI. On November 19, 2010, ACI submitted to the Company a proposal to acquire the Company in an all cash transaction at a price of $8.40 per share of the Company. Following the submission of such proposal, the Company’s board of directors considered, in light of their fiduciary responsibilities, as presented to the directors at board meetings by representatives of Hogan Lovells, ACI’s proposal and the likelihood of consummating a transaction with ACI. On December 9, 2010, Mr. Dreyer and Mr. John W. Spiegel, Chairman of the Company’s board of directors, spoke with ACI’s chief executive officer. As a follow-up to that call, on December 20, 2010, ACI presented a draft definitive merger agreement to the Company. On February 18, 2011, pursuant to the determination by the Company’s Board of Directors that the Company should focus on executing its long-term business plan, the Company terminated discussions with ACI.

On March 3, 2011, the executive assistant to Mr. Reuven Ben Menachem, the Chief Executive Officer of Fundtech Ltd. (“Fundtech”), inquired as to whether Mr. Dreyer was available to meet with Mr. Ben Menachem when Mr. Ben Menachem was expected to be in Atlanta, Georgia on other business. Mr. Dreyer and Mr. Ben Menachem agreed to meet on April 8, 2011.

In the interim, in late March 2011, ACI’s chief executive officer initiated contact with the Company in order to reengage in discussions concerning an acquisition of the Company. On April 5, 2011, Mr. Dreyer and Mr. Spiegel met in person in Atlanta, Georgia with ACI’s chief executive officer.

On April 8, 2011, Mr. Dreyer and Mr. Ben Menachem met in person and discussed the merits of a potential strategic combination of the Company and Fundtech.

On April 12, 2011, members of the Company’s senior management met in New York with members of the senior management of Fundtech and discussed potential synergies between the companies. Prior to the beginning of the meeting, the Company and Fundtech executed a non-disclosure agreement. On that same date, ACI’s chief executive officer contacted Messrs. Dreyer and Spiegel with a proposal (including a revised draft of a definitive merger agreement) to acquire the Company at a price of $8.40 per share of the Company, 55% of which was to be paid in cash and 45% in ACI Shares.

On April 15, 2011, a representative of Raymond James held a discussion with one of ACI’s financial advisors concerning ACI’s proposal. The representatives had additional contacts from time to time concerning the proposal between April 15, 2011 and June 14, 2011.

On April 17, 2011, Mr. Ben Menachem communicated to Mr. Dreyer Fundtech’s desire to continue to engage in discussions with the Company’s representatives concerning a potential strategic combination.

During a meeting of the Company’s board of directors held on May 2, 2011, members of the Company’s senior management briefed the board concerning the discussions held with Fundtech’s representatives and the contacts between representatives of the Company and ACI. The board members considered written materials prepared and delivered by Raymond James concerning the two potential transactions and engaged in extensive discussions regarding the merits of the two potential transactions, including each transaction’s anticipated execution risk.

Following such consideration and discussions, the board determined that a strategic combination with Fundtech should be further pursued.

On May 6, 2011, members of the Company’s senior management traveled to Tel Aviv, Israel to hold additional discussions with Fundtech’s representatives and to meet with representatives of Clal Industries and Investments Ltd., Fundtech’s largest shareholder, hereafter Clal. On May 7, 2011, members of the senior management of the Company and Fundtech met and discussed a framework for a transaction and certain potential key transaction terms. Specifically, the parties discussed, among other things, (i) the structure of a transaction, (ii) the exchange ratio and (iii) the possibility of Messrs. Dreyer and Ben Menachem serving as co-chief executive officers of the combined company, with Mr. Dreyer and Mr. Ben Menachem having primary responsibility for the Americas and international operations, respectively. Further, the parties discussed the relative percentage of ownership that stockholders of the Company and Fundtech would have in the combined company and the combined company’s expected cash balance. The parties came to a general understanding, in light of the respective market capitalizations of the Company and Fundtech, that stockholders of the Company would hold 55% of the combined company’s outstanding common stock and former shareholders of Fundtech would hold 45%. In light of the combined company’s expected cash balance post-closing, the parties also considered the payment of a cash dividend in connection with the transaction in an amount between $0.50 and $0.60 per share. On May 8, 2011, members of the senior management of the Company and Fundtech met to further discuss these matters with representatives of Clal. During the meeting, the parties came to a general understanding regarding the structure of a transaction and certain transaction terms, including that stockholders of the Company would hold 55% of the combined company’s outstanding common stock and former shareholders of Fundtech would hold 45% and that prior to the effective time of the Merger, each of the Company and Fundtech would pay a cash dividend of $0.60 per share.

On May 11, 2011, at a meeting of the Company’s board of directors, members of the Company’s senior management briefed the board on the substance of the discussions held in Tel Aviv and discussed a proposed due diligence process and transaction timeline.

On May 19, 2011 and May 20, 2011, senior managers and representatives of the Company and Fundtech met in person in New York to make detailed presentations covering their respective businesses and to conduct a preliminary due diligence review of each company’s businesses and operations. On May 20, 2011, counsel for Fundtech circulated a first draft of the definitive merger agreement (the “Fundtech Merger Agreement”) to the Company for review. Between May 20, 2011 and June 26, 2011, the parties engaged in negotiations concerning the terms of the transaction.

On May 24, 2011, at a meeting of the Company’s board of directors, members of the Company’s senior management briefed the board on the status of the ongoing discussions with Fundtech and the results of the preliminary due diligence review of Fundtech.

Upon the agreement of each of the Company and Fundtech, on May 25, 2011, senior managers and representatives of the Company and Fundtech met in person in New York to further undertake due diligence and discuss potential synergies between the parties. At this meeting, the parties also discussed further the merits and amount of any cash dividends.

On June 3, 2011, members of the senior management of the Company and Fundtech met and discussed the potential corporate structure of a combined company, the proposed responsibilities of certain key members of the parties’ respective management teams in a combined company, and certain of the specific terms of a potential transaction.

On June 6, 2011, the Company’s board of directors met with its advisors and certain members of senior management to discuss the status of negotiations and due diligence with Fundtech and recent inquiries by ACI and its financial advisor.

On June 14, 2011, at the direction of the Company’s board of directors following its consideration of ACI’s proposal and of the likelihood of consummating a transaction with ACI, Messrs. Dreyer and Spiegel informed ACI’s chief executive officer that the Company was not interested in pursuing the proposed transaction with ACI. Later that afternoon, the Company’s board of directors met with its advisors and members of senior management to discuss matters relating to the negotiations with and diligence of Fundtech and the communications that occurred earlier that day with ACI’s chief executive officer. The Company also executed an amendment to its existing engagement letter with Raymond James to address a potential transaction with Fundtech. Additionally, on this date, Fundtech, in response to news articles and in compliance with Clal’s disclosure obligation in Israel, publicly announced that it was in preliminary discussions regarding potential transactions, including a merger transaction with a company based in the United States.

From June 16, 2011 to June 19, 2011, members of the Company’s senior management met in New York with members of Fundtech’s senior management and further discussed specific details of a potential transaction between the Company and Fundtech. On June 16, 2011, Mr. Dreyer and Mr. Ben Menachem discussed a management structure under which Mr. Dreyer would serve as the chief executive officer and Mr. Ben Menachem would serve as executive chairman of the combined company. Following this discussion and during negotiations which occurred from June 16, 2011 to June 26, 2011 regarding this and other governance matters, the parties developed and negotiated Exhibit C to the Fundtech Merger Agreement which would serve as a framework to allocate responsibilities between Messrs. Dreyer and Ben Menachem in these respective roles. Additionally, on June 16, 2011, representatives of Fundtech communicated that Fundtech no longer supported the payment of cash dividends, and the parties agreed during subsequent meetings that it would be appropriate for the combined company’s board of directors, following the closing of the Merger, to consider all available options to maximize stockholder value, including a stock buyback. At the meetings held in person in New York during this period and continuing through June 26, 2011, the parties also reconfirmed their prior agreement concerning the structure of the transaction and sought to achieve consensus on specific aspects of the Fundtech Merger Agreement. In-depth discussions were held repeatedly concerning, among other things, (i) non-solicitation provisions, (ii) termination provisions and fees, and (iii) a voting agreement to be executed by Clal and the specific conditions under which such agreement would terminate. Further, from June 16, 2011 to June 26, 2011, the parties negotiated the terms of a registration and information rights agreement that the Company would, following consummation of a transaction and upon request and subject to the terms of the Fundtech Merger Agreement, enter into with certain shareholders of Fundtech.

On June 19, 2011, the Company’s board of directors met with its advisors and certain members of senior management. At the meeting, members of the Company’s senior management, representatives of PricewaterhouseCoopers LLP, referred to as PWC (which had been engaged by the Company to undertake financial due diligence on Fundtech), Raymond James and Hogan Lovells, reviewed for the board, among other things, the status of the negotiations, preliminary diligence results, certain financial matters, the directors’ fiduciary duties, and the draft Fundtech Merger Agreement. The Company and Fundtech continued to negotiate transaction terms and conduct due diligence following the meeting.

On June 26, 2011, the Company’s board of directors met with representatives of Hogan Lovells, Raymond James, PWC and certain members of the Company’s senior management to consider the proposed transaction. Following a report to the board concerning the results of the Company’s due diligence review of Fundtech, a representative of Hogan Lovells advised the board of directors of its fiduciary duties and, along with members of the Company’s senior management, reviewed the terms of the draft Fundtech Merger Agreement with the board and answered questions from the board members about the transaction. A representative of Raymond James then presented Raymond James’ financial analysis of the proposed transaction and orally expressed Raymond James’ opinion (subsequently confirmed in writing) that as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth in the opinion, the exchange ratio of 2.72 shares of the Company’s common stock for each ordinary share of Fundtech issued and outstanding immediately prior to the effective time of the merger was fair, from a financial point of view, to the Company. Thereafter, the board of directors, having taken into consideration the information presented, including the opinion of Raymond James, unanimously determined that the merger was advisable and in the best interests of the Company and its stockholders and approved, subject to the approval of the Company’s stockholders, the Fundtech Merger Agreement and the transactions contemplated thereby. Promptly following the vote of the members of the Company’s board of directors, Raymond James delivered its written fairness opinion, dated June 26, 2011, a copy of which is attached as Annex C to the Company’s definitive proxy statement dated August 19, 2011.

Following the approval of the boards of directors of the Company and Fundtech, the parties executed the Fundtech Merger Agreement and certain related agreements on June 26, 2011 and issued a joint press release announcing the transaction on the morning of June 27, 2011.

On July 26, 2011, the Company received an unsolicited written proposal from ACI to acquire the Company for $9.50 per share in a mix of cash and common stock of ACI. On that date, the Company publicly announced that it had received ACI’s unsolicited proposal and that the Company’s board of directors would evaluate the terms of ACI’s proposal in a manner consistent with its obligations under the Fundtech Merger Agreement and applicable Delaware law. On August 2, 2011, the Company announced that its board of directors, after thorough consideration and consultation with its legal and financial advisors, had rejected ACI’s proposal and affirmed its commitment to the Company’s pending business combination with Fundtech. Later that day, ACI publicly reaffirmed its proposal.

On August 11, 2011, the Company announced that it had set August 18, 2011 as the record date and September 22, 2011 as the date of the special meeting of the Company’s stockholders to consider proposals related to the merger with Fundtech. On August 25, 2011, the Company received an unsolicited, revised cash and stock proposal from ACI to acquire the Company. On that date, the Company publicly announced that its board of directors would evaluate the terms of ACI’s revised proposal in a manner consistent with its obligations under the Fundtech Merger Agreement and applicable Delaware law, and would consider such options or alternatives that it believed to be in the best interests of the Company’s stockholders.

On August 25, 2011, ACI filed with the SEC and began mailing its proxy statement soliciting votes “AGAINST” the proposals to be voted on at the special meeting of the Company’s stockholders.

On August 29, 2011, after the Company’s board of directors determined that the conditions to the Fundtech Merger Agreement that would permit discussions with a third party had been satisfied, an authorized representative of the Company contacted a representative of ACI to discuss the value and certainty of closure of ACI’s revised acquisition proposal. On August 30, 2011, ACI commenced the Exchange Offer. Between August 31, 2011 and September 12, 2011, senior managers and representatives of the Company and ACI had additional discussions regarding ACI’s revised acquisition proposal, however, as of September 12, 2011, no agreement had been reached between the parties.

Reasons for the Recommendation of S1’s Board

S1’S BOARD OF DIRECTORS, AFTER CAREFUL CONSIDERATION, IS CONVINCED THAT THE EXCHANGE OFFER IS NOT IN THE BEST INTERESTS OF S1 OR ITS STOCKHOLDERS.

S1’s Board of Directors unanimously recommends that S1 stockholders NOT tender their shares of S1 Common Stock pursuant to the Exchange Offer.

S1’s Board of Directors has serious, unaddressed concerns regarding the Exchange Offer, including the following:

•	ACI launched the conditional Exchange Offer despite S1’s good faith efforts to discuss the terms of ACI’s acquisition proposal;

•	the Exchange Offer is subject to significant conditions that may prevent its consummation;

•	the Exchange Offer provides uncertain consideration and value for the shares of S1 Common Stock;

•	ACI must obtain debt financing in order to acquire S1 shares in the Exchange Offer;

•	unlike ACI’s original acquisition proposal, the Exchange Offer is not expected to be tax free to S1 stockholders with respect to the receipt of ACI Shares; and

•	contrary to ACI’s public assertions, (i) ACI did not deliver a merger agreement to S1 which included “substantially similar” non-price terms and conditions as those in the Fundtech Merger Agreement, (ii) ACI’s merger proposal did not offer an “appropriate measure of assurance” as to antitrust matters and (iii) S1 has a strong track record of creating stockholder value.

ACI Launched the Conditional Exchange Offer Despite S1’s Good Faith Efforts to Discuss the
Terms of ACI’s Acquisition Proposal

In July and August 2011, ACI made unsolicited public proposals to acquire S1. S1’s board of directors rejected the first proposal as not being in the best long term interests of S1 or its stockholders. Following receipt of the second unsolicited proposal on August 25, 2011, S1 announced that its board of directors would review that revised proposal, and would consider such options or alternatives that it believed to be in S1’s stockholders’ best interests. On August 29, 2011, an authorized representative of S1 contacted a representative of ACI to discuss certain elements of ACI’s proposal, including those relating to value and transaction execution risk. Rather than simply proceeding with those discussions, ACI launched the conditional Exchange Offer less than 24 hours later.

The Exchange Offer is Subject to Significant Conditions That May Prevent Its Consummation

The Exchange Offer is expressly conditioned on a variety of factors. The failure to satisfy any of these conditions would enable ACI to avoid consummating the Exchange Offer and purchasing any exchanged shares of S1 Common Stock.

The Exchange Offer is Subject to an Antitrust Condition Which, If Not Satisfied, Would Permit ACI to Avoid Consummating the Exchange Offer.

•	The Exchange Offer is conditioned in part on the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).

•	If governmental antitrust authorities were to challenge the acquisition of S1 by ACI through the Exchange Offer, such challenge could substantially delay closing, result in the imposition of conditions which may not be acceptable to ACI or prevent the closing of the Exchange Offer and any Second-Step Merger altogether. If ACI is unable to obtain clearance from governmental antitrust authorities, ACI will not be obligated to accept S1 shares for exchange in the Exchange Offer or to consummate the Exchange Offer.

•	While ACI has publicly stated that it is willing to provide appropriate closing assurance with respect to its prior merger proposals, including assurance of the satisfaction of conditions relating to the HSR Act, the Exchange Offer does not include any commitments by ACI to take any actions which would lead to the expiration or termination of the applicable waiting period. The antitrust closing condition in the Exchange Offer places all of the risk of obtaining antitrust approval on S1’s stockholders.

The Exchange Offer is Subject to a Material Adverse Effect Condition Which, If Not Satisfied, Would Permit ACI to Avoid Consummating the Exchange Offer.

•	The Exchange Offer is conditioned in part on the absence of any change from December 31, 2010 which, in ACI’s reasonable judgment, is materially adverse on or with respect to the business, financial condition or continuing results of operations of S1 and its subsidiaries, taken as a whole.

•	S1 cannot at this time quantify the potential adverse aggregate effects on its results of operations of ACI’s efforts to acquire S1 or of U.S. and global market and economic conditions which have been volatile. It is possible that ACI will, upon review of the impact of any such adverse effects which may occur, determine that a material adverse change has happened. In the event that ACI makes that determination, ACI would not be obligated to accept S1 shares for exchange in the Exchange Offer or to consummate the Exchange Offer.

The Exchange Offer is Subject to a Litigation Condition Which, If Not Satisfied, Would Permit ACI to Avoid Consummating the Exchange Offer.

•	The Exchange Offer is conditioned in part on the absence of threatened or pending litigation or investigation (i) challenging or seeking to, or which, in ACI’s judgment is reasonably expected to, delay, restrain or prohibit the making of or the terms of the Exchange Offer or (ii) seeking to, or which in ACI’s judgment is reasonably expected to, prohibit or limit the full rights of ownership of S1 Common Stock by ACI or is reasonably likely to result in a material liability imposed on S1 or ACI.

•	S1 cannot at this time predict whether actions or investigations, including by S1, relating to the Exchange Offer may in the future be pending or threatened. In the event that actions relating to the Exchange Offer become pending or are threatened in the future, ACI would not be obligated to accept S1 shares for exchange in the Exchange Offer or to consummate the Exchange Offer.

•	Further, S1 cannot at this time estimate any possible loss from existing or future litigation and if ACI determines that pending or threatened litigation is, in its judgment, reasonably likely to result in the imposition of a material liability on S1 or ACI, ACI would not be obligated to accept S1 shares for exchange in the Exchange Offer or to consummate the Exchange Offer. As disclosed in S1’s definitive proxy statement dated August 19, 2011, S1 and individual members of S1’s board of directors have been named in putative stockholder class action complaints, as amended, filed in Delaware state court, all of which have been consolidated into a single action. It is possible that other similar lawsuits may be filed in the future. S1 cannot estimate any possible loss from this or similar future litigation at this time and such litigation could impose a material liability on S1.

The Exchange Offer Provides Uncertain Consideration and Value for the Shares of S1 Common
Stock

•	The Prospectus/Offer to Exchange states that Antelope will acquire, at election, each share of S1 Common Stock for 0.2800 of a share of ACI common stock (the “Stock Consideration”) or $10.00 in cash (the “Cash Consideration”), subject to certain proration procedures such that 62.0% of shares of S1 Common Stock would be exchanged for cash and 38.0% of shares of S1 Common Stock would be exchanged for ACI stock.

•	As disclosed in the Prospectus/Offer to Exchange, the value of the Stock Consideration will be less than the Cash Consideration if the market price of ACI common stock is less than $35.70 per share. ACI’s share price has not exceeded $35.70 since August 1, 2011 and, from that date to September 12, 2011, ACI’s share price has declined by approximately 25%. Should ACI’s share price remain below $35.70 per share, it is likely the Exchange Offer’s proration procedures will cause tendering S1 stockholders to receive some consideration in the form of ACI Shares.

•	In light of fluctuating market prices for ACI Shares, an S1 stockholder cannot be certain of the ultimate value they would receive for their S1 shares if the Exchange Offer was consummated; in fact, the value of a combination of Cash Consideration and Stock Consideration may be significantly less than the fully prorated amount of $9.44 per share of S1 Common Stock referred to in the Prospectus/Offer to Exchange and may be less than the value of an S1 share on the valuation date. The Exchange Offer provides no protection against continued declines in ACI’s share price and instead places all of the risk of continued declines on S1’s stockholders.

Assuming Full Proration
ACI	Assuming No Proration				Value of	S1
Share	Value of Stock	Value of Cash	Value of Stock	Value of Cash	Stock-Cash	Share
Price(a)	Consideration	Consideration	Consideration	Consideration	Consideration	Price(a)

$26.91	$7.53	$10.00	$2.86	$6.20	$9.06	$8.89

(a)	As of September 12, 2011.

ACI Must Obtain Debt Financing to Acquire S1 Shares in the Exchange Offer

•	ACI estimates that the total amount of cash required to complete the transactions contemplated by the Exchange Offer and the Second-Step Merger will be approximately $400 million. ACI must borrow a significant portion of the necessary funds under new “proposed commitments.” In the Prospectus/Offer to Exchange, ACI states that it has received a commitment letter from certain lenders to provide, subject to certain conditions, up to $450 million to finance a portion of the cash component of the consideration to be paid in the Exchange Offer.

•	The Company has concerns regarding ACI’s ability to actually obtain the necessary funds. ACI’s lenders’ commitments to provide ACI with senior bank financing are subject to a number of conditions, including the (i) execution of definitive loan documents, (ii) absence, since December 31, 2010 and in the lenders’ reasonable discretion, of certain material adverse changes on or with respect to ACI and its subsidiaries, taken as a whole and (iii) determination by the financing arranger that the terms of the documents for the acquisition of S1 are reasonably satisfactory to the arranger.

•	In addition to its concerns regarding the conditionality of ACI’s financing, S1 is concerned that ACI may not, even if its financing materializes, have enough funds to complete the transactions contemplated by the Exchange Offer and the Second-Step Merger. While ACI states that it “expects to have sufficient funds” to complete the transactions, ACI acknowledges that its estimate of the amount of cash required is based on a review of the Company’s publicly available information and is subject to change. Additionally, ACI has made no alternative financing arrangements or alternative financing plans in the event its financing fails to materialize.

•	Given the conditionality of the debt financing, that the amount of debt required to be financed is subject to change and that ACI has made no alternative financing arrangements or plans to address that possibility, there can be no assurance that ACI will actually be able to establish its funding facility or borrow the amount of cash necessary to acquire shares of S1 Common Stock and consummate the Exchange Offer.

ACI’s Determination to Launch a Taxable Exchange Offer Is Inconsistent With its Statements
Regarding Its Original Proposal, Which Indicated That the Original Proposal Was Expected to Be Tax
Free With Respect to the Receipt of ACI Shares

ACI publicly stated that its original unsolicited proposal to acquire S1 was expected to be tax free with respect to the receipt of ACI Shares by S1 stockholders. However, the terms of the Exchange Offer provide that the receipt of ACI Shares in the Exchange Offer would be taxable to S1’s stockholders based on the closing trading price of ACI Shares as of August 29, 2011.

Contrary to ACI’s Public Assertions, ACI Did Not Deliver a Merger Agreement to S1 which
Included “Substantially Similar” Non-Price Terms and Conditions to Those in the Fundtech Merger
Agreement and ACI’s Original Merger Proposal Did Not Offer an “Appropriate Measure of Assurance”
that the HSR Act Condition Would Be Satisfied

•	The Prospectus/Offer to Exchange states that the merger agreement that ACI delivered to S1 as part of ACI’s acquisition proposals contained “substantially similar non-price terms and conditions” to the Fundtech Merger Agreement. Further, the Prospectus/Offer to Exchange states that ACI’s original merger proposal was designed to offer an “appropriate measure of assurance” that the HSR Act condition would be satisfied. S1 disagrees with both of these statements.

•	ACI’s proposed merger agreement contains significant differences from the Fundtech Merger Agreement, including with regard to antitrust clearance. ACI’s merger agreement contained a provision that limits any antitrust-required divestitures or other undertakings to those representing an undefined amount of revenues. In contrast, the Fundtech Merger Agreement contains a much higher standard. Notably, the antitrust condition to the Exchange Offer fails to match even the lesser standard included in ACI’s merger agreement. Contrary to ACI’s public assertions, ACI’s proposal did not provide S1 with appropriate assurance that conditions relating to the HSR Act would be satisfied.

•	Additionally, ACI’s draft merger agreement offered inadequate protections to S1 and its stockholders in light of execution risk. Under ACI’s merger agreement, if ACI is unable to obtain antitrust approval or the necessary debt financing, S1’s sole remedy is a $21.5 million termination fee to be paid by ACI. In contrast, the Fundtech Merger Agreement did not limit either party’s rights to obtain injunctive or other equitable relief in any circumstance.

Contrary to ACI’s Public Assertions, S1 Has a Strong Track Record of Creating Stockholder
Value

Since S1’s announcement on November 2, 2006 of Johann Dreyer’s appointment as Chief Executive Officer, S1 has created significant value for S1 stockholders. From November 2, 2006 to July 25, 2011, the day before ACI announced its original unsolicited proposal to acquire S1, S1’s share price increased by approximately 47% while ACI’s share price only increased by approximately 9%. Further, from November 2, 2006 to September 12, 2011, S1’s share price increased by approximately 84% while ACI’s share price decreased by approximately 18%.

In making the unanimous recommendation that the Company’s stockholders NOT tender their shares of S1 Common Stock pursuant to the Exchange Offer, the Company’s Board of Directors carefully and extensively considered the terms and conditions of the Exchange Offer and its fiduciary responsibilities to the Company’s stockholders under applicable law, consulted with the Company’s senior management and financial and legal advisors, and took into account a number of factors, including but not limited to those discussed above. In view of the variety of factors considered in connection with its evaluation of the Exchange Offer and the complexity of these matters, the Company’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Moreover, each member of the Company’s Board of Directors applied his own personal business judgment to the process and may have given different weight to different factors. In connection with developments as to the matters discussed above, the Company’s Board of Directors will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and its stockholders.

(c)	No Intent to Tender

To the Company’s knowledge, after reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender or cause to be tendered for exchange pursuant to the Exchange Offer any shares of S1 Common Stock held of record or beneficially owned by such executive officer, director, affiliate or subsidiary. The foregoing does not include any shares of S1 Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement, the Company has retained Raymond James to act as the Company’s financial advisor in connection with certain corporate transactional matters. Additionally, Raymond James has advised the Company in connection with, among other things, the Company’s analysis and consideration of, and response to, the Exchange Offer. If the Exchange Offer is successful, Raymond James will be paid a customary fee for its services. Raymond James will receive a cash fee equal to between 0.75% and 1.83% of the aggregate consideration paid in any successful strategic transaction, including, but not limited to, the Exchange Offer (including amounts paid for S1 Common Stock, as well as options, restricted stock, phantom stock, stock appreciation rights and convertible securities, and the outstanding principal amount of interest-bearing notes payable), which fee will depend on the (i) aggregate consideration paid at the closing of such transaction and (ii) the dollar value of the consideration to be paid per share of S1 Common Stock. At the Exchange Offer price and based on the closing price of ACI common stock on September 9, 2011, Raymond James’ fee would be approximately $3.35 million. Raymond James will be reimbursed for reasonable out-of-pocket expenses, not to exceed $25,000 without the consent of the Company, and will be indemnified for certain liabilities relating to or arising out of the engagement.

Additionally, the Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as an advisor and proxy solicitor in connection with certain corporate transactional matters. The Company will pay customary compensation to MacKenzie for such services and will reimburse MacKenzie for its reasonable out-of-pocket expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

The Company has also retained The Abernathy MacGregor Group (“Abernathy”) as its public relations advisor in connection with certain corporate transactional matters. The Company will pay customary compensation to Abernathy for such services and will reimburse Abernathy for its reasonable out-of-pocket expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Exchange Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in S1 Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company is subject to a non-solicitation covenant under the Fundtech Merger Agreement. The Company may, provided that it complies with the requirements of the Fundtech Merger Agreement, participate in discussions or negotiations with parties other than Fundtech in certain circumstances and subject to confidentiality agreements. Except as may be required by law, the Company will not disclose the existence or content of any such discussions with third parties as any such disclosure would violate the terms of the applicable confidentiality agreement and could jeopardize any future negotiations that the Company may conduct. However, as disclosed elsewhere in this Schedule 14D-9, since August 29, 2011, representatives and senior managers of the Company have had discussions with ACI concerning the terms of ACI’s proposal to acquire the Company.

Except as described in the preceding paragraph or otherwise set forth in this Schedule 14D-9 (including the Exhibits to this Schedule 14D-9) or as incorporated into this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Exchange Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including the Exhibits to this Schedule 14D-9) or as incorporated into this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company’s Board of Directors or agreements in principle or signed contracts in response to the Exchange Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a)	Information about Golden Parachute Compensation

Potential Change in Control Payments to Named Executive Officers.  Johann Dreyer, Paul Parrish, Jan Kruger, Pierre Naude and Francois van Schoor are the Company’s named executive officers (the “Named Executive Officers”). As required by SEC rules, the following table presents the calculated value of all compensation that is based upon or otherwise relates to the Exchange Offer and would potentially be paid or provided to the Named Executive Officers in connection with the consummation of the Exchange Offer. It assumes that the Exchange Offer consummation date is September 28, 2011, which is the expiration date of the Exchange Offer according to the Prospectus/Offer to Exchange, and, where applicable, assumes that each named executive officer experiences a qualifying termination of employment as of that date. To the extent applicable, calculations of cash severance are based on the named executive officer’s current base salary and average incentive compensation earned over the Company’s 2009-2011 fiscal years (assuming 100% of incentive compensation is earned for 2011). Certain of the amounts payable would vary depending on the actual dates of completion of the Exchange Offer and any qualifying termination.

A narrative discussion explaining the arrangements covering the Named Executive Officers may be found in Item 3 hereof.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Total ($)(3)

Johann Dreyer	$642,194	$1,612,721	$2,254,915
Paul M. Parrish	413,081	964,400	1,377,480
Jan Kruger	534,828	626,088	1,160,915
Pierre Naude	268,786	519,908	788,693
Francois van Schoor	268,786	535,598	804,383

(1)	As described in Item 3 hereof, the potential cash payments for the named executive officers consist of (a) payment of a salary continuation and reimbursement of COBRA premiums for one year for Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor, (b) payment equal to the average variable cash incentives paid over the previous three years for Messrs. Dreyer, Parrish and Kruger and (c) reimbursement of up to $100,000 for relocation expenses for Mr. Kruger if Mr. Kruger is required to leave the United States as a result of termination, in each case, payable upon a qualifying termination of employment within two years following the consummation of the Exchange Offer. Accordingly, these potential payments are “double-trigger” as they will only be payable in the event of a termination of employment following the consummation of the Exchange Offer. These payments are based on the compensation and benefit levels we anticipate to be in effect on September 28, 2011; therefore, if compensation and benefit levels are increased after September 28, 2011, actual payments to a named executive officer could be greater than those provided for above.

The three amounts are broken down as follows:

	Salary Continuation
	and COBRA	Average Variable	Relocation
	Reimbursement	Cash Incentives	Expenses
Named Executive Officer	($)	($)	($)

Johann Dreyer	$433,289	$208,905	$—
Paul M. Parrish	318,786	94,295	—
Jan Kruger	343,786	91,042	100,000
Pierre Naude	268,786	—	—
Francois van Schoor	268,786	—	—

The COBRA reimbursement and salary continuation components of the cash severance, respectively, for each named executive officer are as follows: Mr. Dreyer, $18,289 and $415,000; (ii) Mr. Parrish, $18,786 and $300,000; (iii) Mr. Kruger, $18,786 and $325,000; (iv) Mr. Naude, $18,786 and $250,000; and (v) Mr. van Schoor, $18,786 and $250,000.

(2)	As described in Item 3 hereof, the equity amounts consist of the accelerated vesting of equity awards. The following table shows the amounts in this column attributable to the equity awards:

				Resulting
		Resulting	No. of Shares	Consideration
	No. of Shares of	Consideration from	Underlying Unvested	from Unvested
Named Executive Officer	Restricted Stock	Restricted Stock ($)	Stock Options	Stock Options ($)

Johann Dreyer	126,667	$1,145,070	168,334	$467,651
Paul M. Parrish	90,383	817,062	53,750	147,338
Jan Kruger	48,750	440,700	68,750	185,388
Pierre Naude	39,750	359,340	57,750	160,568
Francois van Schoor	40,750	368,380	60,250	167,218

Pursuant to the instructions to Item 402(t) of Regulation S-K, the value of the restricted stock and unvested stock options was calculated based on a price per share of Company common stock of $9.04, which is the average closing market price of the Company’s common stock from August 31, 2011 to September 7, 2011 the five business days following the first public announcement of the Exchange Offer on August 30, 2011, but does not reflect the amounts that would be payable to Named Executive Officers if the Exchange Offer were actually consummated. Accordingly, actual payments may be greater or less than those provided for above. Depending on when consummation of the Exchange Offer occurred, certain shares of restricted stock and certain stock options shown as unvested in the table may become vested in accordance with their terms without regard to the Exchange Offer.

(3)	Payment and benefits to a Named Executive Officer may be less than those provided for above if any payments or benefits are “parachute payments” within the meaning of Section 280G(b)(2) of the Code and, as a result of receiving a parachute payment, the aggregate after-tax amounts received by the Named Executive Officer would be less than the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment. Under these circumstances the total amount of such payments and benefits to a Named Executive Officer are reduced to result in the Named Executive Officer receiving the maximum after-tax amount that he could receive without causing any payment to be considered a parachute payment.

(b)	U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), ACI is required to file a Notification and Report Form (a “Notification”) with the Federal Trade Commission (the “FTC) and Department of Justice (the “DOJ,” and together, the “Antitrust Agencies”) relating to its proposed acquisition of the Company. In the Prospectus/Offer to Exchange, ACI states that, in connection with its original offer to acquire the Company, it filed a Notification with the Antitrust Agencies on July 27, 2011; ACI subsequently withdrew the filing on August 26, 2011 and refiled it on August 29, 2011. S1 filed a responsive Notification to ACI’s original filing on August 11, 2011. The HSR Act waiting period with respect to ACI’s offer expires on September 28, 2011.

Under the provisions of the HSR Act applicable to the Exchange Offer, the acquisition of S1 common stock pursuant to the Exchange Offer may be consummated following the expiration of a 30-day waiting period following ACI’s refiling of its Notification. However, the Antitrust Agencies may extend the initial waiting period by issuing a Request for Additional Information and Documentary Material (a “Second Request”). In such event, the statutory waiting period would extend until 30 days after ACI has substantially complied with the Second Request, unless the period is earlier terminated by the applicable reviewing agency. As described above, the Exchange Offer is conditioned on the expiration or termination of the applicable waiting period.

At any time before or after ACI’s acquisition of S1 Common Stock pursuant to the Exchange Offer, the Antitrust Agencies could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of S1 Common Stock pursuant to the Exchange Offer, or seeking the divestiture of S1 Common Stock acquired by ACI or the divestiture of substantial assets of the Company or its subsidiaries or ACI or its subsidiaries. However, as described above, while the condition to the Exchange Offer relating to antitrust matters requires the expiration or termination of the applicable waiting period, the condition does not require that ACI commit to any level of divestiture or other undertaking in pursuit of such expiration or termination.

State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

If ACI is unable to obtain clearance from governmental antitrust authorities, ACI will not be obligated to accept S1 shares for exchange in the Exchange Offer or to consummate the Exchange Offer.

(c)	Litigation

On July 29, 2011, a putative stockholder class action captioned Levitan v. S1 Corp., et al., C.A. No-6730, was filed in the Court of Chancery of the State of Delaware against the Company and the individual members of the Company’s board of directors. The complaint alleged, among other things, that the Company’s directors breached their fiduciary duties in connection with a proposed acquisition of the Company by ACI. Among other things, the complaint sought to enjoin the Company and its directors from completing such a proposed acquisition by ACI or, alternatively, rescission of such a proposed acquisition by ACI in the event the Company and ACI were able to consummate such a transaction. On August 8, 2011, a putative stockholder filed an action in the Court of Chancery of the State of Delaware captioned Mang v. Dreyer, et al., C.A. No. 6760, asserting class and derivative claims against the Company and the individual members of the Company’s board of directors. The complaint alleged, among other things, that the Company’s directors breached their fiduciary duties and committed gross mismanagement and waste by reason of having rejected ACI’s proposal. On August 9, 2011, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware captioned Yu v. S1 Corp., et al., C.A. No. 6771. The complaint alleged, among other things, that the Company’s directors had breached their fiduciary duties by failing to pursue the ACI proposal and/or failing to initiate a bidding or auction process for acquisition of the Company, and by issuing incomplete or misleading disclosures in the Company’s proxy solicitation materials. Both the Mang and Yu complaints sought, among other things, to enjoin both the stockholder vote in connection with, and any consummation of, the Fundtech Merger.

On August 12, 2011, counsel for Plaintiffs Mang and Yu filed a proposed Order of Consolidation and Appointment of Lead Counsel, which would consolidate the Mang and Yu actions and designate the Yu complaint as the operative complaint in the consolidated action. On August 15, 2011, Plaintiff Levitan filed an Amended Verified Class Action Complaint, which no longer sought to enjoin the directors from pursuing the ACI proposal, but instead sought to enjoin the Fundtech Merger. The Amended Complaint now alleges, among other things, that the Company’s directors breached their fiduciary duties by not adequately considering or pursuing the ACI proposal. On August 17, 2011, counsel for Plaintiffs in all three actions modified the previously-filed request for consolidation so as to request consolidation of all three actions, again designating the Yu complaint as the operative complaint, and advised the Court that the Defendants did not oppose such consolidation. On August 18, 2011, the Court granted the motion and ordered that the three cases be consolidated.

On August 19, 2011, the Court scheduled a hearing on Plaintiffs’ motion for preliminary injunction for September 16, 2011. On August 31, 2011, Plaintiffs filed a Consolidated Amended Complaint that did not substantively alter the claims being advanced or the relief being sought.

(d)	Delaware Business Combinations Statute

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Second-Step Merger proposed by Antelope and ACI) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless (1) prior to the acquisition date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (1) is the owner of 15% or more of the outstanding voting stock of the corporation, or (2) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s certificate of incorporation nor bylaws exclude the Company from the coverage of Section 203 of the DGCL. Unless Antelope’s acquisition of 15% or more of the S1 Common Stock is approved by the Company’s board of directors before the Exchange Offer closes, Section 203 of the DGCL will prohibit consummation of the Second-Step Merger (or any other business combination with Antelope or ACI) for a period of three years following consummation of the Exchange Offer unless each such business combination (including the Second-Step Merger) is approved by the Company’s board of directors and holders of 66 2/3% of the S1 Common Stock, excluding Antelope, or unless Antelope acquires at least 85% of the S1 Common Stock in the Exchange Offer (excluding any subsequent offering period). The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Exchange Offer, the Company’s board of directors approves the Exchange Offer. According to the Prospectus/Offer to Exchange, it is a condition for the Exchange Offer that (1) ACI obtain the approval of the Company’s board of directors prior to obtaining beneficial ownership of more than 15% of the outstanding shares of S1 Common Stock or (2) ACI acquires beneficial ownership of at least 85% of the outstanding shares of S1 Common Stock in the Exchange Offer or another transaction in which it acquires greater than 15% ownership of the Company. The foregoing description is not complete and is qualified in its entirety by reference to Section 203 of the DGCL and the Prospectus/Offer to Exchange.

(e)	Other State Takeover Laws

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. The Prospectus/Offer to Exchange states that ACI has not yet complied with any these laws, and does not know whether any of these laws will, by their terms, apply to the Exchange Offer or Second-Step Merger.

(f)	Appraisal Rights

Holders of S1 Common Stock do not have appraisal rights as a result of the Exchange Offer. However, the Prospectus/Offer to Exchange states that, if the Second-Step Merger is consummated (including if consummated as a “short-form” merger), the Company’s stockholders will have certain rights pursuant to Section 262 of the DGCL to dissent and demand appraisal of their shares of S1 Common Stock. Stockholders who do not tender their shares in the Exchange Offer, continue to hold shares at the time of the consummation of the Second-Step Merger, neither vote in favor of the Second-Step Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their shares of S1 Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Exchange Offer and Second-Step Merger) and to receive payment of such fair value (all such shares, collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the consideration paid in the Exchange Offer and the market value of the shares, and the value so determined could be higher or lower than, or the same as, the consideration per share paid pursuant to the Exchange Offer or the consideration paid in the Second-Step Merger. The foregoing description is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Prospectus/Offer to Exchange.

(g)	Delaware Law

The Second-Step Merger would need to comply with various applicable procedural and substantive requirements of Delaware law, although if Antelope acquires at least 90% of the outstanding shares of S1 Common Stock, Antelope and its affiliates may be able to consummate a short-form merger that would avoid the application of certain substantive and procedural protections generally available to stockholders of a Delaware corporation. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Antelope would be a controlling stockholder if the holders of at least a majority of the S1 Common Stock accept the Exchange Offer and their shares are purchased by Antelope pursuant to the Exchange

Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

(h)	Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements.” These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the Company’s definitive proxy statement dated August 19, 2011 and its Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent filings with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the SEC are not applicable to any forward-looking statements made in connection with the Exchange Offer.

Item 9.	Exhibits.

The following Exhibits are filed with or incorporated by reference to this Schedule 14D-9:

Exhibit
No.	Description

(a)(1)	Letter to stockholders from the Chairman of the Board and Chief Executive Officer of the Company dated September 13, 2011.
(a)(2)	Press Release issued by the Company on August 31, 2011 (incorporated by reference to Schedule 14A filed by the Company on August 31, 2011).
(a)(3)	Press Release issued by the Company on September 13, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 13, 2011).
(e)(1)	Excerpts from S1 Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 8, 2011 (attached hereto as Annex A).
(e)(2)	Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Appendix B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 7, 1999 and incorporated herein by reference).
(e)(3)	Amendment to Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Exhibit 10.3 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference).
(e)(4)	Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.2 to Pre-Effective Amendment No. 2 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on August 21, 1998 and incorporated herein by reference).
(e)(5)	Amendment to Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.1 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).

Exhibit
No.	Description

(e)(6)	Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.3 to Pre-Effective Amendment No. 1 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on July 30, 1998 and incorporated herein by reference).
(e)(7)	Amendment to Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.2 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).
(e)(8)	S1 Corporation 2003 Stock Option Plan, As Amended and Restated Effective February 26, 2008 (filed as Attachment B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2008 and incorporated herein by reference).
(e)(9)	Form of Indemnification Agreement by and between S1 and each of its directors and certain executive officers (filed as Exhibit 10 to S1’s Current Report on Form 8-K filed with the SEC on November 14, 2006 and incorporated herein by reference).
(e)(10)	Description of Arrangement for Directors Fees, effective as of June 5, 2010 (filed as Exhibit 10.11 to S1’s Current Report on Form 8-K filed with the SEC on June 9, 2010 and incorporated herein by reference).
(e)(11)	Agreement with Paul Parrish (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 17, 2008 and incorporated herein by reference).
(e)(12)	Agreement with Johann Dreyer dated December 24, 2008 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(13)	Agreement with Jan Kruger dated December 24, 2008 (filed as Exhibit 10.2 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(14)	Amendment to Agreement between S1 and Paul Parrish dated August 18, 2009 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on August 18, 2009 and incorporated herein by reference).
(e)(15)	Directors’ Deferred Compensation Plan, effective as of January 1, 2010 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 19, 2009 and incorporated herein by reference).
(e)(16)	S1 Corporation 2010 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on February 4, 2010 and incorporated herein by reference).
(e)(17)	2011 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on May 26, 2011 and incorporated herein by reference).
(e)(18)	Agreement with Pierre Naude dated December 24, 2008 (filed as Exhibit 10.16 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(e)(19)	Agreement with Francois van Schoor dated December 24, 2008 (filed as Exhibit 10.17 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement on Schedule 14D-9 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: September 13, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Letter to stockholders from the Chairman of the Board and Chief Executive Officer of the Company dated September 13, 2011.
(a)(2)	Press Release issued by the Company on August 31, 2011 (incorporated by reference to Schedule 14A filed by the Company on August 31, 2011).
(a)(3)	Press Release issued by the Company on September 13, 2011 (incorporated by reference to Schedule 14A filed by the Company on September 13, 2011).
(e)(1)	Excerpts from S1 Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 8, 2011 (attached hereto as Annex A).
(e)(2)	Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Appendix B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 7, 1999 and incorporated herein by reference).
(e)(3)	Amendment to Security First Technologies Corporation Amended and Restated 1995 Stock Option Plan (filed as Exhibit 10.3 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference).
(e)(4)	Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.2 to Pre-Effective Amendment No. 2 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on August 21, 1998 and incorporated herein by reference).
(e)(5)	Amendment to Security First Network Bank Amended and Restated Directors’ Stock Option Plan (filed as Exhibit 10.1 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).
(e)(6)	Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.3 to Pre-Effective Amendment No. 1 to S1’s Registration Statement on Form S-4 (File No. 333-56181) filed with the SEC on July 30, 1998 and incorporated herein by reference).
(e)(7)	Amendment to Security First Technologies Corporation 1998 Directors’ Stock Option Plan (filed as Exhibit 10.2 to S1’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).
(e)(8)	S1 Corporation 2003 Stock Option Plan, As Amended and Restated Effective February 26, 2008 (filed as Attachment B to S1’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2008 and incorporated herein by reference).
(e)(9)	Form of Indemnification Agreement by and between S1 and each of its directors and certain executive officers (filed as Exhibit 10 to S1’s Current Report on Form 8-K filed with the SEC on November 14, 2006 and incorporated herein by reference).
(e)(10)	Description of Arrangement for Directors Fees, effective as of June 5, 2010 (filed as Exhibit 10.11 to S1’s Current Report on Form 8-K filed with the SEC on June 9, 2010 and incorporated herein by reference).
(e)(11)	Agreement with Paul Parrish (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 17, 2008 and incorporated herein by reference).
(e)(12)	Agreement with Johann Dreyer dated December 24, 2008 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(13)	Agreement with Jan Kruger dated December 24, 2008 (filed as Exhibit 10.2 to S1’s Current Report on Form 8-K filed with the SEC on December 24, 2008 and incorporated herein by reference).
(e)(14)	Amendment to Agreement between S1 and Paul Parrish dated August 18, 2009 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on August 18, 2009 and incorporated herein by reference).
(e)(15)	Directors’ Deferred Compensation Plan, effective as of January 1, 2010 (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on December 19, 2009 and incorporated herein by reference).
(e)(16)	S1 Corporation 2010 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on February 4, 2010 and incorporated herein by reference).
(e)(17)	2011 Management Incentive Plan (filed as Exhibit 10.1 to S1’s Current Report on Form 8-K filed with the SEC on May 26, 2011 and incorporated herein by reference).
(e)(18)	Agreement with Pierre Naude dated December 24, 2008 (filed as Exhibit 10.16 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).

Exhibit
No.	Description

(e)(19)	Agreement with Francois van Schoor dated December 24, 2008 (filed as Exhibit 10.17 to S1’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference).
(g)	Not applicable

Annex A

Excerpts from S1 Corporation Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual
Meeting of Stockholders as filed with the Securities and Exchange Commission on April 8, 2011

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Owned by Management and Directors

The following table presents information known to us regarding the beneficial ownership of our common stock as of March 31, 2011 by each of our directors and NEOs and by all of our directors, NEOs and other executive officers as a group. At March 31, 2011, the applicable percentages were based on 53,391,860 shares of our common stock outstanding adjusted for restricted stock and stock options as required by rules promulgated by the SEC. All information as to beneficial ownership has been provided to us by the directors, NEOs and other executive officers, and unless otherwise indicated, each of the directors, NEOs and other executive officers has sole voting and investment power over all of the shares they beneficially own.

	Number	Restricted Stock	Beneficial	Percent of
	of Shares	and Right to	Ownership	Common Stock
Name	Owned(1)	Acquire(2)	Total(3)	Outstanding

Directors
John W. Spiegel	42,040 (4)	122,500	164,540	*
Ram Gupta	19,500	67,500	87,000	*
M. Douglas Ivester	212,000	137,500	349,500	*
Thomas P. Johnson, Jr.	42,000	67,500	109,500	*
Gregory J. Owens	19,500	132,500	152,000	*
Edward Terino	16,500	52,500	69,000	*
Named Executive Officers
Johann Dreyer	158,230	1,171,856	1,330,086	2.4%
Paul M. Parrish	46,674	102,883	149,557	*
Jan Kruger	20,076	250,779	270,855	*
Pierre Naude	14,337	238,414	252,751	*
Francois van Shoor	19,307	180,377	199,684	*
All directors and executive officers as a group (12 persons)	624,553	2,714,686	3,339,239	6.0%

*	Less than one percent

(1)	Excludes shares that may be acquired through the exercise of stock options and the vesting of restricted stock after March 31, 2011.

(2)	Represents shares of common stock that can be acquired upon exercise of options within 60 days from March 31, 2011 and all unvested shares of restricted stock as of March 31, 2011. The holders of unvested shares of restricted stock have sole voting power, but not investment power, with respect to such shares.

(3)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time within 60 days from March 31, 2011. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(4)	Includes 41,840 shares held in a revocable trust which Mr. Spiegel has shared voting and investment powers with his wife and 200 shares owned directly by Mr. Spiegel’s wife, over which he has shared voting and investment power.

Principal Stockholders

The following table presents information regarding the beneficial ownership of our common stock as of March 31, 2011 by each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock. At March 31, 2011, the applicable percentages were based on 53,391,860 shares of our common stock outstanding excluding shares of restricted stock.

	Number of
	Common
	Shares and
	Nature of	Percent of
	Beneficial	Common Stock
Name and Address of Beneficial Owner	Ownership(1)	Outstanding

Wellington Management Company, LLP	4,550,260 (2)	8.5%
280 Congress Street
Boston, MA 02210
ValueAct SmallCap Master Fund, L.P. and related persons	3,988,921 (3)	7.5%
435 Pacific Avenue
Fourth Floor
San Francisco, CA 94133
Cramer Rosenthal McGlynn, LLC	3,978,508 (4)	7.5%
520 Madison Ave
New York, NY 10022
FMR LLC	3,485,500 (5)	6.5%
82 Devonshire Street
Boston, Massachusetts 02109
BlackRock, Inc	3,364,459 (6)	6.3%
40 East 52nd Street
New York, NY 10022

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if that person has or shares voting power or investment power over the security, or has the right to acquire beneficial ownership at any time within 60 days from March 31, 2011. For this table, voting power includes the power to vote or direct the voting of shares and investment power includes the power to dispose or direct the disposition of shares.

(2)	According to Schedule 13G/A filed with the SEC on February 14, 2011, Wellington Management Company, LLP in its capacity as investment adviser, reported that it has shared voting power of 2,233,360 shares and shared dispositive power of 4,550,260 shares which are held of record by its clients.

(3)	According to Schedule 13D/A filed with the SEC on September 17, 2010, ValueAct SmallCap Master Fund, L.P., VA SmallCap Partners, LLC, ValueAct SmallCap Management, L.P., ValueAct SmallCap Management, LLC and David Lockwood, the managing member, principal owner and controlling person of VA SmallCap Partners, LLC and ValueAct SmallCap Management, LLC each reported shared voting power and shared dispositive power of 3,998,921 shares.

(4)	According to Schedule 13G/A filed with the SEC on February 1, 2011, Cramer Rosenthal McGlynn LLC, in its capacity as investment adviser, reported that it has sole voting power of 3,872,508 shares and sole dispositive power of 3,978,508 shares.

(5)	According to Schedule 13G filed with the SEC on February 14, 2011, FMR LLC, in its capacity as investment adviser, and Edward C. Johnson 3d each reported sole voting power of 392,400 shares and sole dispositive power of 3,485,500 shares.

(6)	According to Schedule 13G/A filed with the SEC on February 8, 2011, Blackrock, Inc. reported that it has sole voting power and sole dispositive power of 3,364,459 shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information with respect to compensation plans under which equity securities of S1 were authorized for issuance to employees, non-employee directors and others as of December 31, 2010:

			Number of Securities
			Remaining Available for
	Number of Securities to be		Future Issuance under
	Issued upon Exercise of		Equity
	Outstanding Options and	Weighted-Average	Compensation Plans
	Vesting of Restricted	Exercise Price of	(Excluding Securities
	Stock	Outstanding Options	Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by stockholders	6,497,179	$5.82	1,214,340
Equity compensation plans not approved by stockholders(1)	645,374	11.52	—

Total	7,142,553	$6.38	1,214,340

(1)	As of December 31, 2010, we had outstanding stock option awards previously granted under the following equity incentive plans not approved by our stockholders: S1 Corporation 1997 Employee Stock Option Plan, Security First Technologies Corporation 1998 Directors’ Stock Option Plan and Software Dynamics, Incorporated 1998 Stock Incentive Plan. These plans are closed to new grants.

TRANSACTIONS WITH MANAGEMENT AND RELATED PARTIES

We recognize that related party transactions can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than our best interests and the best interests of our stockholders. Our Code of Ethics, which is available in the Investor Relations section of our website, www.s1.com, provides that directors and employees must avoid potential or actual conflicts of interest, as well as even the appearance of such a conflict, and requires internal reporting of any potential conflict of interest, including potential related party transactions. Any potential related party transaction must be reported to our Chief Legal Officer and Internal Auditor and may be consummated or may continue only if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party. In addition, the Company requires each of its directors and executive officers on an annual basis to complete a directors’ and officers’ questionnaire that elicits information about related party transactions (which include transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest). The Company annually reviews all transactions and relationships disclosed in the directors’ and officers’ questionnaires to determine if a reportable related party transaction exists and should be disclosed in our Annual Report on Form 10-K. In addition, the Company’s management reports potential and reported related party transactions to the Board of Directors for its review and consideration. A director may not participate in the approval or ratification of any transaction in which he is a related party, but must provide the Board of Directors with all material information concerning the transaction.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation program in place for our Chief Executive Officer, Chief Financial Officer and the three most highly-compensated executive officers other than the Chief Executive Officer and Chief Financial Officer as of December 31, 2010. Collectively, these individuals are referred to as our Named Executive Officers or “NEOs”.

Executive Summary

Our executive compensation program is designed to motivate our employees to achieve corporate goals that enhance stockholder value and enable the Company to attract and retain exceptionally talented employees. The

Compensation Committee believes strongly in pay for performance, and the Committee continued to administer the executive compensation program in 2010 with the pay for performance philosophy firmly in mind as there were no increases in the base salaries of our NEOs for the second year in a row. Additionally, there were no increases in the variable incentive compensation targets of our NEOs in 2010. In order to continue to align the interests of our NEOs with those of our stockholders, compensation changes for our NEOs in 2010 were limited solely to the long-term equity incentive component of total compensation.

As reported in further detail in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our 2010 financial results were impacted by lower professional services revenue in our Banking: Large Financial Institution segment and by an increase in development and professional services costs in our Banking: Community Financial Institution segment. Additionally, during 2010, the Company experienced a shift to recognizing more software license revenue over the implementation period using the percentage of completion method rather than upon delivery as larger and more complex sales opportunities were signed, particularly with our payments and corporate online banking solutions. While this revenue shift has an impact on our current and near-term financial results, the Company believes it will provide greater long-term revenue visibility. Despite this revenue model shift, the Compensation Committee believes that the Company’s management team demonstrated its ability to increase sales bookings, revenue backlog, and cash flows, and make prudent investments for future growth. The Compensation Committee did not, however, adjust the financial metrics of the Company’s variable cash incentive plan to take this revenue model shift into account. Accordingly, the Company’s NEOs did not earn any variable cash incentive compensation in 2010.

Philosophy and Objectives of Our Compensation Program

Our Compensation Committee is guided by the following four key principles in determining the compensation of our NEOs:

•	Accountability for Business Performance. Compensation should be tied in part to financial performance so that executives are held accountable through variable compensation for the performance of the Company as a whole. As discussed in the “Components of Executive Compensation” section below, the primary metric used to determine the amount of variable cash incentive compensation paid is earnings before interest, taxes, depreciation, amortization and stock-based compensation expense (“Adjusted EBITDA”). In prior years, certain NEOs’ variable cash incentive compensation was tied to the performance of the business unit for which they were responsible. However, in an effort to further align the interests of the Company’s business units with the overall performance of the Company, each NEO’s variable cash compensation in 2010 was tied to the Adjusted EBITDA metric associated with the overall performance of the Company.

•	Alignment with Stockholder’s Interests. Compensation should be tied in part to the Company’s stock performance through stock options, restricted stock and other equity awards to align executives’ interests with those of the Company’s stockholders. In determining the total amount to be granted annually to a NEO, the Committee generally considers a number of factors, including the amount of unvested stock based equity compensation grants already held by the NEO, dilution, the number of shares of common stock outstanding, responsibility level, future potential, the overall performance of the Company, and the equity-based compensation awards for comparable positions of our peer group described below.

•	Accountability for Individual Performance. Compensation should be tied in part to the individual’s performance to encourage and reflect individual contributions to the Company’s performance. As part of the process of setting compensation for the NEOs, the Compensation Committee annually evaluates individual performance for the completed fiscal year. In connection with this individual performance evaluation, the Compensation Committee considers each NEO’s achievements in corporate or business unit leadership and management compared to past periods and the potential to develop favorably consistent achievements in the future, the NEO’s level of responsibility within the organization, and the NEO’s prior experience. In the case of our NEOs, other than the Chief Executive Officer, the Compensation Committee conducts its individual performance evaluation based in part on the subjective assessment provided by Mr. Dreyer, the Company’s Chief Executive Officer, with respect to each such NEO’s performance during the prior year. We do not apply formulas or assign these factors specific mathematical weights. Instead, the

Compensation Committee’s decision-making process generally involves the Committee’s informed judgment and discretion with respect to individual executive performance in the context of many considerations and criteria, none of which are individually controlling.

•	Competition. Compensation should reflect the competitive nature of the software industry and the competitive market for exceptional talent, especially in upper level positions, so the Company can attract, retain, and motivate talented employees.

Components of Executive Compensation

In 2008, the Company engaged a compensation consultant, Radford, to work with the Company to identify an appropriate peer group of companies. The Compensation Committee ultimately selected the following 24 publicly-traded companies:

ACI Worldwide	DealerTrack Holdings	Manhattan Associates	Radiant Systems
Advent Software	Eclipsys(1)	MicroStrategy	Solera Holdings
Blackbaud	Epicor Software	MSC Software(1)	SPSS Inc.(1)
Bottomline Technologies	EPIQ Systems	Omniture(1)	Tier Technologies
Chordiant Software(1)	Hypercom	Online Resources Corporation	The TriZetto Group(1)
CyberSource(1)	Jack Henry & Associates	Pegasystems	Tyler Technologies

(1)	These companies were acquired subsequent to the selection of the peer group.

These companies were selected because they were technology companies primarily focused on software, and had revenues between $200 million and $500 million, with the median revenue being approximately $277 million. Radford then gathered market data, including proxy data and data from its Radford Executive Survey, about the base salaries, annual cash incentive, and equity compensation provided by these peer group companies. As part of the annual review conducted by the Compensation Committee in May and June 2010, the Compensation Committee reviewed this information, along with compensation information provided by the Company’s human resources department, to assess the competitiveness of the compensation for our NEOs. The Compensation Committee does not target any specific element of compensation, or total compensation, to a specific point or range in the peer group data but uses the data as a factor in setting compensation levels. The other factors noted in our philosophy above may therefore drive target compensation levels that vary between each of our NEOs and from the range of compensation paid by the peer group companies.

The main components of compensation paid to our NEOs in 2010 consisted of the following: base salary, variable cash incentive awards, and long-term equity incentive awards. Because NEOs are generally more able to affect the Company’s results, we believe that a significant portion of their pay should be linked to the Company’s overall performance. We do not have any formal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, the Compensation Committee determines what it believes to be the appropriate level and mix of the various compensation components based on recommendations from our Chief Executive Officer, Company performance against stated objectives, individual performance, and overall comparisons to the above referenced peer group information.

Base Salary.  Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our NEOs. When establishing base salaries, the Compensation Committee considers the market data of compensation levels in the peer group, as well as a variety of other factors including the executive’s scope of responsibility, individual performance, prior employment experience and salary history, and our financial performance. The individual performance, as described above in key principles in determining compensation, is evaluated annually during our compensation review process. As part of the annual review conducted by the Compensation Committee in May and June 2010, the base salaries of our NEOs were not changed from the levels originally set in 2008.

Variable Cash Incentive Awards.  Our NEOs are eligible for variable cash incentives primarily based on the achievement of specific financial (Adjusted EBITDA) objectives associated with the overall results of the Company. The Compensation Committee believes that Adjusted EBITDA is an appropriate measure for determining variable cash incentive awards since our Company uses Adjusted EBITDA as a measure of operating performance to assist it in comparing performance from period to period on a consistent basis; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and in communications with the Board of Directors, stockholders, analysts and investors concerning our financial performance. We believe the Adjusted EBITDA targets for 2010 were set at challenging levels that required the Company to achieve strong revenue growth while controlling costs in order to meet the targets. We also believed that the Adjusted EBITDA targets were attainable if the Company had what we considered to be a successful year. However, the Adjusted EBITDA targets that were set for 2010 did not anticipate the shift the Company experienced in 2010 to recognizing more software license revenue over the implementation period using the percentage of completion method rather than upon delivery and the Adjusted EBITDA targets were not changed during 2010 to take this shift into account.

Under the terms of the 2010 variable cash incentive plan, our NEOs were entitled to:

•	100% of their annual cash incentive target if they met their budgeted Adjusted EBITDA target;

•	Between 50% and 100% if they met or exceeded a minimum Adjusted EBITDA target but did not meet their budgeted Adjusted EBITDA target; and

•	Between 100% and 200% if they exceeded their budgeted Adjusted EBITDA target and performed up to a maximum Adjusted EBITDA target.

Our NEOs were generally not entitled to any variable cash incentive compensation if the applicable minimum Adjusted EBITDA target was not met and, for 2010, this target was not met primarily as a result of missed revenue targets for professional services and the increase in the percentage of projects where revenue is recognized using the percentage of completion method. Accordingly, our NEOs did not receive any variable cash compensation for 2010. We expect to adopt a variable cash incentive plan for 2011, updated to take the Company’s 2011 financial targets into account, that will generally operate in a similar manner as the plan did in 2010 except that, in addition to an Adjusted EBITDA target, we expect a portion of the variable cash incentive compensation to be linked to a total Company revenue target.

Long-Term Incentive Compensation.  We use stock-based compensation awards, including service-based stock options, restricted stock, and stock appreciation rights, to provide long-term incentive compensation. The Compensation Committee endorses the position that stock ownership by management is beneficial in aligning management’s and stockholders’ interests in the enhancement of stockholder value. The purpose of stock-based compensation awards is to provide an opportunity for the recipients to acquire or increase a proprietary interest in the Company, thereby creating a stronger incentive to expend maximum effort for our long-term growth and success, and encouraging recipients to remain in our employment. Consistent with the Company’s compensation philosophy as described above, individuals at higher levels generally received a greater proportion of total pay in the form of equity. Historically, stock based compensation awards were primarily granted in the form of options to purchase shares of our common stock. In 2006, we began issuing restricted stock awards and cash settled stock appreciation rights, in addition to stock options, in an effort to reduce the number of shares being issued under our equity incentive plan. Starting in 2009, the Company placed a greater emphasis on restricted stock awards. One of the key reasons for this is the belief that restricted stock is a more predictable equity incentive than stock options or stock appreciation rights and therefore more meaningful to the recipient. The Compensation Committee believes this could provide a greater long-term incentive for the recipient to remain with the Company through the vesting period.

The Compensation Committee determined the size of the awards of equity-based compensation for our NEOs primarily to be at levels the Compensation Committee believed was appropriate to retain and motivate these executives in light of their individual performance and the performance of the Company. While our Compensation Committee does not formally “benchmark” awards or have formal guidelines regarding the amount of such awards, the Compensation Committee considered the overall performance of the Company and business unit, as applicable, the equity-based compensation awards for comparable positions of our peer group as described above, compensation information provided by the Company’s human resources department, and the following individual performance achievements:

•	Johann Dreyer: Mr. Dreyer demonstrated strong leadership in managing the Company through a challenging economic environment that particularly impacted the markets in which the Company operates and in establishing a culture focused on consistently increasing customer satisfaction levels.

•	Paul Parrish: Mr. Parrish demonstrated strong leadership in managing our finance organization, including quickly gaining an understanding of the Company’s operations after joining the Company in January 2009, continuing to develop strong relationships throughout the organization, and continuing to develop financial reporting packages and systems.

•	Jan Kruger: Mr. Kruger demonstrated strong leadership in managing our Banking: Large Financial Institution business, including increasing customer satisfaction levels, implementing a number of product quality initiatives, and reducing various business unit inefficiencies.

•	Pierre Naude: Mr. Naude demonstrated strong leadership in managing our Banking: Community Financial Institution business, including implementing strong organizational processes, strengthening the management team of this business, improving customer relationships, and continuing to mentor various employees in the organization.

•	Francois van Schoor: Mr. van Schoor demonstrated strong leadership in managing our Payments business, including driving revenue and sales growth, continuing to develop the management team of this business, and providing strong strategic input and analysis.

See the “Grants of Plan Based Awards in 2010” table below for information on the equity awards granted to the NEOs in 2010. The Board of Directors, upon the recommendation of the Compensation Committee, approved all equity awards granted by the Company in 2010. The grant date of these equity awards was the date of approval by the Board of Directors and the exercise price was the closing price of our common stock as of such date, except for equity awards granted to new hires, in which case the exercise price was the closing price of our common stock on their first day of employment.

Perquisites.  From time to time we provide executive perquisites that the Compensation Committee believes are reasonably consistent with its overall compensation program and are attractive components of the total pay package in hiring and retaining executives in key positions. These perquisites are described in the footnotes following the “Summary Compensation” table.

Other Benefits.  In addition to the compensation paid to our NEOs described above, NEOs, along with and on the same terms as other employees of the Company, receive certain benefits, including participation in our 401(k) Plan and matching contributions, medical, prescription, dental, disability, employee life, group life, accidental death or travel accident insurance benefits.

Internal Revenue Code Sections 162(m) and 409A.  Section 162(m) of the Internal Revenue Code of 1986 (the “Code”) disallows publicly traded companies from receiving a tax deduction on compensation paid to executive officers in excess of $1 million (section 162(m) of the Code), unless, among other things, the compensation meets the requirements for performance-based compensation. The Compensation Committee considers the deductibility limit for compensation when awarding equity-based compensation. Our 2003 Stock Incentive Plan, as Amended and Restated effective February 26, 2008, contains provisions to allow option grants, restricted stock grants and stock appreciation rights to qualify for an exemption from this limit. However, we may from time to time pay compensation to our senior executives that may not be deductible if there are non-tax reasons for doing so. For example, separation agreements with our executive officers may contain provisions for accelerated vesting of full value equity awards due to termination by the Company without cause or by the employee with good reason. As a result, for performance periods beginning on or after January 1, 2010, full value equity awards covered by any such accelerated vesting provision would not meet the criteria to qualify as performance-based compensation. We have also structured our executive compensation program with the intention that it comply with

Section 409A of the Code which may impose additional taxes on our senior executives for certain types of deferred compensation that are not in compliance with Section 409A.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth the compensation earned during the applicable fiscal years by our NEOs.

				Stock	Option	Non-Equity	All Other
			Bonus	Awards	Awards	Incentive	Compensation
Name and Principal Position	Year	Salary ($)	($)(1)	($)(2)(3)	($)(2)(3)	Compensation ($)	($)(4)(5)	Total ($)

Johann Dreyer	2010	$415,000	$—	$484,000	$435,820	$—	$4,900	$1,339,720
Chief Executive Officer	2009	415,000	—	1,424,000	304,399	251,714	4,900	2,400,013
and Director	2008	395,000	—	638,000	642,803	242,780	4,500	1,923,083
Paul M. Parrish	2010	300,000	—	151,250	133,167	—	4,900	589,317
Chief Financial Officer	2009	292,046	43,000	999,997	76,100	122,884	5,038	1,539,065
Jan Kruger	2010	325,000	—	151,250	133,167	—	4,900	614,317
Group President	2009	325,000	—	356,000	91,320	28,125	4,900	805,345
	2008	300,000	—	127,600	128,561	213,656	4,500	774,317
Pierre Naude	2010	250,000	—	151,250	133,167	—	4,900	539,317
Group President	2009	250,000	—	256,320	54,792	206,685	4,900	772,697
	2008	243,500	—	76,560	77,136	169,198	4,432	570,826
Francois van Schoor	2010	250,000	—	151,250	133,167	—	—	534,417
Group President	2009	250,000	—	256,320	54,792	172,110	—	733,222
	2008	240,000	—	102,080	102,848	255,000	—	699,928

(1)	Mr. Parrish received a cash bonus of $43,000 in connection with his appointment as Chief Financial Officer in January 2009.

(2)	Stock awards include restricted stock grants. Option awards include the granting of options to purchase shares of common stock. All options have an exercise price equal to the closing price of our common stock on the date of grant. Vesting dates are disclosed in the table “Outstanding Equity Awards at Fiscal Year-End 2010” and associated notes to the table.

(3)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our NEOs. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with FASB ASC Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(4)	With respect to amounts reported in 2009, consists of 401(k) matching contributions except for Mr. Parrish, which also includes a $1,056 benefit reimbursement upon his hire. With respect to amounts reported in 2010 and 2008, consists of 401(k) matching contributions only.

(5)	The amounts shown in this column exclude medical, disability and certain other benefits received by NEOs that are generally available to all of our employees.

Grants of Plan-Based Awards in 2010

The following table summarizes the non-equity incentive plan and equity awards granted to our NEOs during 2010.

					All Other	All Other
					Stock Awards:	Option Awards:		Grant Date
		Estimated Future Payouts			Number of	Number of	Exercise or	Fair Value
		Under Non-Equity			Shares of	Securities	Base Price	of Stock
		Incentive Plan Awards(1)			Stock or	Underlying	of Option	and Option
	Grant			Maximum	Units	Options	Awards	Awards
Name	Date	Threshold ($)	Target ($)	($)	(#)(2)	(#)(2)	($/Sh)	($)(3)

Johann Dreyer		$187,500	$375,000	$750,000
	6/5/2010				80,000			$484,000
	6/5/2010					180,000	$6.05	435,820
Paul M. Parrish		80,000	160,000	320,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Jan Kruger		122,500	245,000	490,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Pierre Naude		110,000	220,000	440,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167
Francois van Schoor		110,000	220,000	440,000
	6/5/2010				25,000			151,250
	6/5/2010					55,000	6.05	133,167

(1)	Amounts shown as estimated future payments under non-equity incentive plan awards are the target and maximum variable cash incentive each executive was eligible to receive under the 2010 plan. No amounts were earned by the Company’s NEOs under the 2010 non-equity variable cash incentive plan.

(2)	The restricted stock and option awards vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(3)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our NEOs. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with FASB ASC Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End 2010

The table below summarizes equity awards held by our NEOs on December 31, 2010. Option awards consist of options to purchase shares of stock and stock appreciation rights. Stock awards consist of restricted stock grants.

	Option Awards				Stock Awards
						Market
	Number of	Number of			Number of	Value of
	Securities	Securities			Shares or	Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option		Stock that	Stock that
	Options	Options	Exercise	Option	have not	have not
	(#)	(#)	Price	Expiratin	Vested	Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)(1)

Johann Dreyer(2)	75,000	—	$8.97	12/24/2014
	150,000	—	4.15	11/8/2015
	450,189	—	4.86	11/1/2016
	250,000	—	6.38	5/28/2018
	33,333	66,667	7.12	6/11/2019
	—	180,000	6.05	6/5/2020
					213,334	$1,472,005
Paul M. Parrish(3)	6,250	18,750	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					132,450	913,905
Jan Kruger(4)	30,000	—	7.02	3/16/2015
	18,891	—	4.26	2/16/2016
	12,219	—	4.26	2/16/2016
	72,169	—	4.86	11/1/2016
	159,717 (7)	—	4.86	11/1/2016
	25,000	25,000	6.38	5/28/2018
	7,500	22,500	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					72,500	500,250
Pierre Naude(5)	12,500	—	3.75	10/7/2015
	53,744	—	4.15	11/8/2015
	87,170	—	4.86	11/1/2016
	100,000 (7)	—	4.86	11/1/2016
	15,000	15,000	6.38	5/28/2018
	4,500	13,500	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					58,000	400,200
Francois van Schoor(6)	15,000	—	7.02	3/16/2015
	20,000	—	4.15	11/8/2015
	65,377	—	4.86	11/1/2016
	159,717 (7)	—	4.86	11/1/2016
	20,000	20,000	6.38	5/28/2018
	4,500	13,500	7.12	6/11/2019
	—	55,000	6.05	6/5/2020
					60,000	414,000

(1)	Based on the market closing price of $6.90 per share on December 31, 2010.

(2)	Mr. Dreyer’s 66,667 options expiring in June 2019 will vest over two years with half vesting in June 2011 and half in June 2012 and the 180,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014. Of the 213,334 unvested shares of restricted stock, 133,334 shares will vest over two years with half in June 2011 and half in June 2012, and 80,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013 and 25% in June 2014.

(3)	Mr. Parrish’s 18,750 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 132,450 unvested shares of restricted stock, 107,450 shares will vest over three years with one-third vesting in January 2011, one-third in January 2012, and one-third in January 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(4)	Mr. Kruger’s 25,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 22,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 72,500 unvested shares of restricted stock, 10,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 37,500 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(5)	Mr. Naude’s 15,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 13,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 58,000 unvested shares of restricted stock, 6,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 27,000 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(6)	Mr. van Schoor’s 20,000 options expiring in May 2018 will vest over two years with half vesting in May 2011 and half in May 2012, the 13,500 options expiring in June 2019 will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and the 55,000 options expiring in June 2020 will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014. Of the 60,000 unvested shares of restricted stock, 8,000 shares will vest over two years with half vesting in May 2011 and half in May 2012, 27,000 shares will vest over three years with one-third vesting in June 2011, one-third in June 2012, and one-third in June 2013, and 25,000 shares will vest over four years with 25% vesting in June 2011, 25% in June 2012, 25% in June 2013, and 25% in June 2014.

(7)	Represents stock appreciation rights that are settled in cash.

Option Exercises and Stock Vested in 2010

The table below summarizes the value realized upon the vesting of restricted stock in 2010 for our NEOs. There were no exercises of stock options or stock appreciation rights awards in 2010 by our NEOs.

	Stock Awards
	Number of Shares	Value Realized
	Acquired on Vesting	on Vesting
Name	(#)	($)(1)

Johann Dreyer	116,666	$718,496
Paul M. Parrish	35,816	222,417
Jan Kruger	17,500	107,900
Pierre Naude	12,000	74,010
Francois van Schoor	13,000	80,140

(1)	Amounts reflect the market price at the time the restricted stock awards vested.

Potential Payments on Termination or Change in Control

Pursuant to the terms of agreements with Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor, they are entitled to compensation and/or vesting of equity awards in case of (i) termination by the Company without cause or by the executive with “good reason”, (ii) termination by the Company within two years after a “change in control”

without cause or by the executive with good reason, (iii) a change in control, or (iv) death as disclosed below. A summary of the terms “cause”, “good reason”, and “change in control” follows:

•	‘‘Cause” means:

•	the conviction of a felony, indictment by a grand jury (with respect to Messrs. Parrish, Kruger, Naude and van Schoor), or a crime involving moral turpitude (excluding a traffic violation not involving any period of incarceration) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of, the Company or any of its subsidiaries or any of their customers or suppliers;

•	conduct tending to bring the Company or any of its subsidiaries into substantial public disgrace or disrepute that causes substantial and material injury to the business and operations of the Company or such subsidiary;

•	substantial and repeated failure to perform duties of the office held by the executive as reasonably directed by the Company (other than any such failure resulting from the executive’s incapacity due to injury or illness);

•	gross negligence or willful misconduct with respect to the Company or any of its subsidiaries that causes substantial and material injury to the business and operations of the Company or such subsidiary; or

•	any material breach of the executive’s Confidentiality, Non-Disclosure and Non-Solicitation Agreement with the Company.

•	‘‘Good Reason” means:

•	a material reduction in the scope of the executive’s duties without his written consent; or

•	any requirement by the Company, without the written consent of the executive, that the executive relocate to a place more than 50 miles from Norcross, Georgia to perform his duties; provided that in each of the circumstances set forth in the two immediately preceding bullet points (i) the executive provides written notice to the Company of such action, (ii) the Company does not remedy such action within thirty (30) days, and (iii) the executive resigns within thirty (30) days following the Company’s failure to remedy such action.

•	‘‘Change in Control” means the earliest to occur of the following:

•	any person becomes the beneficial owner of 50% or more of the total number of voting shares of the Company;

•	any person (other than the persons named as proxies solicited on behalf of the Board) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for more than 50% of the total number of voting shares of the Company;

•	any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of more than 50% of the total number of voting shares of the Company;

•	there is a sale or other transfer of all or substantially all of the assets of the Company; or

•	as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least a majority of the Board or any successor corporation.

Notwithstanding the above, a “change in control” will not be deemed to have occurred under the second and third bullet points above if, within 30 days of such action, the Board (by a two-thirds affirmative vote of the directors in office before such action occurred) makes a determination that such action does not and is not likely to constitute a change in control of the Company.

Termination by the Company without cause, by the executive with good reason, or within two years following a Change in Control (“CIC”).  The following table summarizes the terms of agreements with Messrs. Dreyer, Parrish, Kruger, Naude and van Schoor with respect to termination by the Company without cause, by the executive with good reason, or within two years following a CIC.

	Termination w/o Cause	Termination w/in Two Years after CIC w/out
	or by Executive w/Good Reason	Cause or by Executive w/Good Reason

Johann Dreyer	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and vesting of equity awards that would have vested within 24 months of termination	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and full vesting of all equity awards
Paul Parrish	Salary and reimbursement of COBRA premiums for one year and a cash payment equal to the average variable cash incentives paid over the previous three years	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and full vesting of all equity awards
Jan Kruger(1)	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years and reimbursement up to $100,000 for relocation expenses if required to leave the United States as a result of termination	Salary and reimbursement of COBRA premiums for one year, a cash payment equal to the average variable cash incentives paid over the previous three years, full vesting of all equity awards and reimbursement up to $100,000 for relocation expenses if required to leave the United States as a result of termination
Pierre Naude	Salary and reimbursement of COBRA premiums for one year	Salary and reimbursement of COBRA premiums for one year and full vesting of all equity awards
Francois van Schoor	Salary and reimbursement of COBRA premiums for one year	Salary and reimbursement of COBRA premiums for one year and full vesting of all equity awards

(1)	Reimbursement of relocation expenses only applies to termination without cause.

Change in control without termination.  Of our NEOs, only Mr. Dreyer has an agreement in place that is triggered solely by a change in control. His agreement provides for his unvested options and shares of restricted stock that do not, by their terms, become fully vested and exercisable as a result of the change in control to vest as of the date of the change in control in accordance with the formula set forth in the first bullet point below. Additionally, so long as Mr. Dreyer is continuously employed, certain of his remaining unvested options and shares of restricted stock will vest monthly as set forth in the second bullet point below. Any remaining unvested options and shares of restricted stock will vest in accordance with the terms as in effect before the change in control.

•	As of the date of the change in control, each such option and restricted stock grant shall become vested and exercisable to the extent of (A) two-thirds of the unvested shares multiplied by (B) a fraction, the numerator of which is the number of full calendar months between (i) the most recent date on which such option and restricted stock grant became vested and exercisable (the “Most Recent Vesting Date”) and (ii) the date of the change in control, and the denominator of which is the number of full calendar months between the Most Recent Vesting Date and the date on which such option and restricted stock grant would have become fully vested and exercisable as a result of his continued employment by the Company, assuming such employment continued (the “Remaining Vesting Term”); and

•	As of the end of each full calendar month commencing on or after the date of the change in control, so long as his continuous employment by the Company has not ended, each such option and restricted stock grant shall become vested and exercisable to the extent of two-thirds of the unvested shares divided by the number of full calendar months in the Remaining Vesting Term.

Death.  Our equity agreements generally provide that all unvested equity awards held by an NEO will vest upon the death of the NEO so long as the NEO has completed at least two years of continuous service with the Company. The agreements with our NEOs do not trigger any additional compensation upon the death of an NEO.

Potential termination and change in control scenarios.  We have used December 31, 2010 as the measurement date for calculating the potential payments and fair value of vesting equity awards in the following table.

			Cash		Options	Stock
		Severance	Incentives	Benefits	Awards	Awards
Name	Event	($)(1)	($)	($)(2)	($)(3)	($)(3)

Johann Dreyer	Termination w/o cause or by executive w/good reason	$415,000	$164,831	$18,289	$76,500	$1,196,005
	Change in Control (“CIC”)	—	—	—	29,546	365,586
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	415,000	164,831	18,289	153,000	1,472,005
	Death	—	—	—	153,000	1,472,005
Paul Parrish	Termination w/o cause	300,000	61,442	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause	300,000	61,442	18,786	46,750	913,905
	Death	—	—	—	—	—
Jan Kruger	Termination w/o cause or by executive w/good reason	325,000	80,594	118,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	325,000	80,594	118,786	59,750	500,250
	Death	—	—	—	59,750	500,250
Pierre Naude	Termination w/o cause or by executive w/ good reason	250,000	—	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	250,000	—	18,786	54,550	400,200
	Death	—	—	—	54,550	400,200
Francois van Schoor	Termination w/o cause or by executive w/ good reason	250,000	—	18,786	—	—
	Change in Control (“CIC”)	—	—	—	—	—
	Termination w/in two years after CIC w/out cause or by executive w/ good reason	250,000	—	18,786	57,150	414,000
	Death	—	—	—	57,150	414,000

(1)	Based on each NEO’s salary as of December 31, 2010.

(2)	Amounts in this column reflect payments for the estimated reimbursement of COBRA premiums over the severance period except for Mr. Kruger, which also includes $100,000 of expense reimbursement for relocating outside of the United States if he is terminated without cause and is required to leave the United States as a result of such termination.

(3)	Amounts in these columns include the value, at December 31, 2010, of the accelerated vesting of unvested restricted stock and options based on their settlement as of December 31, 2010 at a stock price of $6.90, the closing price of our common stock on such date. Certain options that would potentially vest had a settlement value of $0 as the exercise price was greater than the potential settlement price of $6.90 on December 31, 2010.

Director Compensation

In 2010, our non-employee directors were compensated with cash payments, stock options and restricted stock awards. Cash compensation varies among the non-employee directors based on the positions held and the number of Board and Committee meetings attended. Directors who are employees receive no additional compensation for serving on the Board or its Committees. Director compensation is typically reviewed annually. In 2009, the Company retained an outside compensation consultant, Radford, an Aon Consulting Company (“Radford”), to assess the Company’s non-employee director compensation practices and provide recommendations to the Compensation Committee. In connection with this assessment, Radford reviewed and evaluated our director compensation practices and the director compensation practices of a peer group of companies and provided data and analysis to assist the Compensation Committee in structuring our director compensation program.

The table below summarizes the compensation for each of our non-employee directors during 2010.

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards	Total
Name	($)(1)(2)	($)(1)(3)(4)	($)(1)(4)	($)

John W. Spiegel	$141,000	$36,300	$24,212	$201,512
Ram Gupta	158,000	36,300	24,212	218,512
M. Douglas Ivester	115,500	36,300	24,212	176,012
Thomas P. Johnson, Jr.	118,500	36,300	24,212	179,012
Gregory J. Owens	100,500	36,300	24,212	161,012
Edward Terino	120,500	36,300	24,212	181,012

(1)	Our annualized compensation arrangement for non-employee members of our Board of Directors during 2010 was as follows:

	Fee Structure
	January 2010 to	June 2010 to
	June 2010(a)	December 2010

Annual retainer (Board Chairman)	$100,000	$100,000
Annual retainer (excluding Board Chairman)	35,000	35,000
Board meeting attended	2,000	2,000
Audit Committee annual chair retainer	20,000	20,000
Corporate Governance and Nominating Committee, Strategic Planning Committee and Compensation Committee annual chair retainers	15,000	15,000
Committee meeting attended	1,500	2,000
Annual Yodlee Board representation retainer(b)	15,000	15,000
Yodlee Board meeting attended(b)	—	2,000

	# of	# of
	Shares(c)	Shares(d)

Annual stock option grant	10,000	10,000
Annual restricted stock grant	6,000	6,000

(a)	These compensation arrangements were in effect until June 4, 2010.

(b)	As of December 31, 2010, we own approximately 13% of Yodlee, Inc. (“Yodlee”). Mr. Gupta, who serves as one of our directors, also served as a member of Yodlee’s Board of Directors as the Company’s representative on the Yodlee Board. In December 2010, Mr. Gupta received a payment of $60,000 in recognition of his completion of service as the Company’s representative on the Board of Directors of Yodlee.

(c)	Stock options and restricted stock grants vested quarterly starting July 1, 2009 through April 1, 2010 and were granted on June 11, 2009 with a per share market price of $7.12.

(d)	Stock options and restricted stock grants vested quarterly starting July 1, 2010 through April 1, 2011 and were granted on June 5, 2010 with a per share market price of $6.05.

(2)	Messrs. Spiegel and Ivester participated in the Directors’ Deferred Compensation Plan (the “Deferred Compensation Plan”), as discussed below, for all cash fees earned in 2010.

(3)	Messrs. Spiegel, Ivester, Johnson and Terino participated in the Deferred Compensation Plan for all restricted stock awards that vested in 2010.

(4)	These amounts reflect the total grant date fair value for awards granted in 2010 and do not reflect actual compensation realized by our non-employee directors. The aggregate grant date fair value of restricted stock and option awards granted within the fiscal year was determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718 for stock-based compensation as required by SEC regulations. The assumptions used in the valuations of the equity awards are explained in Notes 1 and 11 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Deferred Compensation Plan.  Our Deferred Compensation Plan is a non-qualified deferred compensation plan for non-employee directors of the Company that was effective as of January 1, 2010. The Deferred Compensation Plan is an unfunded plan maintained for the purpose of providing non-employee directors of the Company an opportunity to defer some or all of their cash (both retainer and meeting fees) and equity awards (other than option grants) until after their service on the board has ended. For cash fees deferred, phantom units are issued on the first day of each quarter for that quarter’s retainer fees and meeting fees for the prior quarter divided by our closing stock price on the first day of the quarter. These phantom deferred cash units track the value of the Company’s common stock until distributed pursuant to the terms of the Deferred Compensation Plan.

Directors’ Outstanding Equity Awards at Fiscal Year-End 2010.  The table below summarizes equity awards held by our directors on December 31, 2010. Option awards consist of options to purchase shares of stock and stock awards consist of restricted stock grants.

	Option Awards	Stock Awards	Deferred	Deferred
	Outstanding	Unvested	Stock Units	Cash Units
Name	(#)	(#)	(#)(1)	(#)(2)

John W. Spiegel	121,000	3,000	6,000	22,128
Ram Gupta	66,000	3,000	—	—
M. Douglas Ivester	136,000	3,000	6,000	16,752
Thomas P. Johnson, Jr.	66,000	3,000	6,000	—
Gregory J. Owens	131,000	3,000	—	—
Edward Terino	51,000	3,000	6,000	—

(1)	Messrs. Spiegel, Ivester, Johnson and Terino participated in the Deferred Compensation Plan for all restricted stock awards that vested in 2010.

(2)	Represents the number of phantom units for the cash fees deferred under the Deferred Compensation Plan. On January 1, 2011, Mr. Spiegel received 1,739 shares of deferred cash units and Mr. Ivester received 2,609 shares of deferred cash units for meeting fees relating to the fourth quarter of 2010. These phantom deferred cash units track the value of the Company’s common stock until distributed pursuant to the terms of the Deferred Compensation Plan.